File No. 70-9785

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1

                                   ----------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------

                         CENTRAL POWER AND LIGHT COMPANY
          539 North Carancahua Street, Corpus Christi, Texas 78401-2802
          -------------------------------------------------------------

                         COLUMBUS SOUTHERN POWER COMPANY
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------

                               OHIO POWER COMPANY
                 301 Cleveland Avenue, S.W., Canton, Ohio 44702
                 ----------------------------------------------

                       SOUTHWESTERN ELECTRIC POWER COMPANY
               428 Travis Street, Shreveport, Louisiana 71156-0001
               ---------------------------------------------------

                          WEST TEXAS UTILITIES COMPANY
                  301 Cypress Street, Abilene, Texas 78601-5820
                  ---------------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)
                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)
                                      * * *

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name and address of agent for service)

                                TABLE OF CONTENTS

                                                                           Page
                                                                          Number
                                                                          ------
Glossary of Terms .........................................................   I
Item 1.  Description of the Proposed Transaction ..........................   1
         A.  Introduction .................................................   1
         B.  Description of the Applicants ................................   3
         C.  Overview of the Proposed Restructuring .......................   5
             1.  Reorganization of the Texas Operating Companies ..........   7
             2.  Reorganization of the Ohio Operating Companies ...........   9
         D.  Overview of Requested Authorizations .........................   9
             1.  The Transaction ..........................................   9
                 a.  Formation and Capitalization of Enterprises,
                     Wholesale Holdco and Domestic Holdco .................  10
                 b.  Formation of Texas PGCs and Tax Beneficial Entities ..  10
                 c.  Formation of EDC Subsidiaries ........................  11
                 d.  Capitalization of Subsidiaries .......................  11
                 e.  Transfers ............................................  12
             2.  Agreements ...............................................  15
         E.  Financing Plan ...............................................  17
             1.  Overview of the Financing Request ........................  17
             2.  Parameters for Financing and Hedging Transaction
                 Authorization ............................................  18
                 a.  Effective Cost of Money ..............................  18
                 b.  Maturity of Debt and Final Redemption on
                     Preferred Securities .................................  19
                 c.  Insurance Expenses ...................................  19
                 d.  Use of Proceeds ......................................  19
                 e.  Financial Condition ..................................  20
                 f.  Hedging Transactions .................................  22
             3.  AEP Guarantees, Intra-system Advances and
                 EWG Investment ...........................................  23
                 a.  Guarantees ...........................................  23
                 b.  Intra-system Advances ................................  25
                 c.  EWG Investment .......................................  25
             4.  Enterprises Holding Companies Authority ..................  26
                 a.  Financing Authority ..................................  26
                 b.  Guarantee Authority ..................................  27
                 c.  Hedging Transaction Authority ........................  27
                 d.  Intra-system Advances ................................  27
             5.  Enterprises Subsidiaries Authority .......................  27
                 a.  Financing Authority ..................................  27
                 b.  Guarantee Authority ..................................  28
                 c.  Hedging Transaction Authority ........................  28

             6.  Reg Holdco Authority .....................................  28
                 a.  Financing Authority ..................................  28
                 b.  Guarantee Authority ..................................  29
                 c.  Hedging Transaction Authority
                 d.  Money Pool Authority .................................  29
                 e.  Intra-system Advances ................................  29
             7.  Regulated Subsidiaries Authority .........................  29
                 a.  Financing Authority ..................................  29
                 b.  Guarantee Authority ..................................  30
                 c.  Money Pool Authority .................................  30
                 d.  Hedging Transaction Authority ........................  30
             8.  Finance Subsidiary Authority .............................  30
         F.  AEP's Non-utility Holdings ...................................  31
         G.  Request for Authority to Pay Dividends Out of Capital or
             Unearned Surplus by the
             Utility Subsidiaries .........................................  31
         H.  Other Regulatory Approvals ...................................  32
Item 2.  Fees, Commissions and Expenses ...................................  33
Item 3.  Applicable Statutory Provisions ..................................  33
         A.  Sections 9 and 10 ............................................  34
             1.  The Transaction Complies With State Law ..................  35
             2.  The Capital Structure is not Unduly Complicated ..........  35
             3.  The Consideration is Fair and Reasonable .................  37
         B.  Section 12 and Rule 46 .......................................  37
         C.  Section 13(b) Compliance .....................................  38
         D.  Rule 54 Compliance ...........................................  39
Item 4.  Regulatory Approval ..............................................  40
Item 5.  Procedure ........................................................  40
Item 6.  Exhibits and Financial Statements ................................  41
                  a.  Exhibits ............................................  41
                  b.  Financial Statements ................................  41
Item 7.  Information as to Environmental Effects ..........................  42
Signature .................................................................  42

                                GLOSSARY OF TERMS

         When the following terms and abbreviations appear in the text of this Application, they have the meanings indicated below:

                  TERM                                MEANING
                  ----                                -------

1935 Act ..........................   Public Utility Holding Company Act of 1935

AEP ...............................   American Electric Power Company, Inc.

AEPSC .............................   American Electric Power Service
                                      Corporation

Applicants ........................   AEP, AEPSC, CPL, CSP, CSW, OPCo, SWEPCO
                                      and WTU

Commission ........................   Securities and Exchange Commission

Consolidated Capitalization .......   common equity, preferred stock and
                                      long-term and short-term debt, including current maturities of long-term debt

CPL ...............................   Central Power and Light Company

CPL EDC ...........................   CPL following the transfer of its
                                      generating assets and related liabilities

CPL PGC ...........................   collectively, one or more to-be-formed
                                      PGCs organized to hold the generating
                                      assets and related liabilities of CPL;
                                      when referred to in the singular tense,
                                      the plural is intended to be included

CPL PGC LLC .......................   collectively, one or more to-be-formed
                                      limited liability companies organized by
                                      CPL PGC to act as the general partner of CPL PGC LP; when referred to in the singular tense, the plural is intended to be included

CPL PGC LP. .......................   collectively, one or more to-be-formed
                                      limited partnerships organized by CPL PGC to hold its generation assets and related liabilities; when referred to in the singular tense, the plural is intended to be included

CSP ...............................   Columbus Southern Power Company

CSP EDC ...........................   a to-be-formed EDC organized to hold the
                                      transmission and distribution assets and related liabilities of CSP

CSP PGC ...........................   CSP following the transfer of its
                                      transmission and distribution assets and related liabilities

CSW ...............................   Central and South West Corporation

Domestic Holdco ...................   Domestic Generating Holding Company, a
                                      to-be-formed wholly owned subsidiary
                                      corporation or limited liability company of Wholesale Holdco

EDC ...............................   Energy Delivery Company

Enterprises .......................   AEP Enterprises, a to-be-formed wholly
                                      owned subsidiary corporation or limited
                                      liability company of AEP, including one or more to-be-formed wholly owned energy commodity trading or marketing subsidiary corporations or limited liability companies of Enterprises

Enterprises Holding Companies .....   Enterprises, Wholesale Holdco and Domestic
                                      Holdco

Enterprises Subsidiaries ..........   CPL PGC, CPL PGC LLC, CPL PGC LP, CSP,
                                      OPCo, WTU PGC, WTU PGC LLC and WTU PGC LP

Enterprises Unit ..................   the direct and indirect subsidiaries of
                                      Enterprises

EWG Investment Amount .............   $3.911 billion, consisting of the sum of
                                      (i) the aggregate of the equity accounts of the Enterprises Subsidiaries upon completion of the Transaction
                                      (approximately $2.411 billion as of
                                      December 31, 2001) (see Exhibit B-2) and
                                      (ii) up to an aggregate of $1.5 billion of related guarantees and credit support by and from AEP for the benefit of the Enterprises Subsidiaries

FERC ..............................   Federal Energy Regulatory Commission

Finance Applicants ................   CPL EDC, CPL PGC, CPL PGC LLC, CPL PGC LP,
                                      CSP EDC, CSP PGC, Domestic Holdco,
                                      Enterprises, OPCo EDC, OPCo PGC, Reg
                                      Holdco, SWEPCO EDC, SWEPCO Transco,
                                      Wholesale Holdco, WTU EDC, WTU PGC, WTU
                                      PGC LLC and WTU PGC LP (provided, however, that when an Enterprises Subsidiary obtains EWG status, that particular entity will no longer be a Finance Applicant and when all Enterprises Subsidiaries obtain
                                      EWG status, then the Enterprises Holding
                                      Companies will no longer be Finance
                                      Applicants)

FUCOs .............................   Foreign Utility Companies within the
                                      meaning of Section 33 of the 1935 Act and related rules thereunder

Holding Companies .................   collectively, Enterprises, Wholesale
                                      Holdco, Domestic Holdco and Reg Holdco

LPSC ..............................   Louisiana Public Service Commission

OPCo ..............................   Ohio Power Company

OPCo EDC ..........................   a to-be-formed EDC organized to hold the
                                      transmission and distribution assets and related liabilities of OPCo before and after merger with and into OPCo EDC LLC

OPCo EDC LLC ......................   a to-be-formed single member limited
                                      liability company (whose sole member shall be Reg Holdco) and into which OPCo EDC will merge; following such merger OPCo EDC
                                      LLC is referred to herein as OPCo EDC

OPCo PGC ..........................   OPCo following the transfer of its
                                      transmission and distribution assets and related liabilities

Operating Companies ...............   collectively, CPL, CSP, OPCo, SWEPCO and
                                      WTU

PGC ...............................   Power Generating Company

PUCO ..............................   Public Utilities Commission of Ohio

PUCT ..............................   Public Utility Commission of Texas

Reg Holdco ........................   Central and South West Corporation

Regulated Subsidiaries ............   CPL EDC, CSP EDC, OPCo EDC, SWEPCO EDC,
                                      SWEPCO Transco and WTU EDC

REP ...............................   Retail Electric Provider

Restructured Generation Assets ....   the generation assets of CPL, CSP, OPCo
                                      and WTU immediately prior to the
                                      Transaction

Rule 58 Subsidiaries ..............   energy related companies within the
                                      meaning of Rule 58

STP ...............................   South Texas Project 2,630 MW nuclear
                                      generating station

Subsidiaries ......................   the to-be-formed wholly-owned direct and
                                      indirect subsidiaries of each Operating
                                      Company

SWEPCO ............................   Southwestern Electric Power Company

SWEPCO EDC ........................   a to-be-formed EDC organized to hold the
                                      distribution assets and related
                                      liabilities of SWEPCO situated in Texas

SWEPCO Transco ....................   a to-be formed EDC organized to hold the
                                      Texas Transmission Assets and Related
                                      Liabilities of SWEPCO

Texas Transmission Assets and
  Related Liabilities .............   an undivided interest in a load-based
                                      allocation of all of SWEPCO's transmission assets and related liabilities

Utility Subsidiaries ..............   CPL EDC, CPL PGC, CPL PGC LLC, CPL PGC LP,
                                      CSP EDC, CSP PGC, OPCo EDC, OPCo PGC,
                                      SWEPCO, SWEPCO EDC, SWEPCO Transco, WTU
                                      EDC, WTU PGC, WTU PGC LLC and WTU PGC LP
                                      (provided, however, that when any of the foregoing obtains EWG status, it will no longer be a Utility Subsidiary)

Vertically-Integrated Companies ...   AEP Generating Company, Appalachian Power
                                      Company, Indiana Michigan Power Company,
                                      Kentucky Power Company, Kingsport Power
                                      Company and Wheeling Power Company (each of which is currently directly owned by AEP and (except for AEP Generating
                                      Company) remains subject to regulation by at least one state utility commission)

Wholesale Holdco ..................   Wholesale Holding Company, a to-be-formed
                                      wholly owned subsidiary corporation or
                                      limited liability company of Enterprises

WTU ...............................   West Texas Utilities Company

WTU EDC ...........................   WTU following the transfer of its
                                      generation assets and related liabilities

WTU PGC ...........................   collectively, one or more to-be-formed
                                      PGCs organized to hold the generation
                                      assets and related liabilities of WTU;
                                      when referred to in the singular tense,
                                      the plural is intended to be included

WTU PGC LLC .......................   collectively, one or more to-be-formed
                                      limited liability companies organized by
                                      WTU PGC to act as the general partner of WTU PGC LP; when referred to in the singular tense, the plural is intended to be included

WTU PGC LP. .......................   Collectively, one or more to-be-formed
                                      limited partnerships organized by WTU PGC to hold its generation assets and related liabilities; when referred to in the singular tense, the plural is intended to be included

         This amendment restates in its entirety Amendment No. 2 to the Application-Declaration filed on October 12, 2001.

ITEM 1.  DESCRIPTION OF THE PROPOSED TRANSACTIONS

         A. INTRODUCTION

         AEP and CSW, holding companies registered under the 1935 Act, CPL, CSP, OPCo, SWEPCO, WTU, each a direct or indirect wholly owned public utility electric subsidiary of AEP, and AEPSC, hereby file this Application-Declaration with the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the 1935 Act, and Rules 43(a), 44, 45, 46, 54, 90 and 91 thereunder, for authority to engage in certain transactions in connection with state mandated restructuring in Ohio and Texas.

         AEP holds vertically-integrated electric utility companies with retail utility operations in eleven states - Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia. These states have reached different decisions as to whether, when and how to restructure their electric industries. Texas and Ohio have opted to deregulate generation, require separation of the generation and energy delivery functions, and eliminate the concept of native load retail service, all in favor of free and open competition at retail and have approved restructuring plans that are to be implemented by January 1, 2002.

         Under these approved plans, the Operating Companies will legally separate their assets between:

         o     PGC affiliates that will sell power and energy at wholesale, and

         o EDC affiliates that will own transmission and local distribution facilities and transport the energy and perform metering functions.

In connection with this restructuring, AEP proposes to realign certain of its utility and non-utility businesses under three first-tier subsidiaries in a manner similar to that approved in EXELON CORPORATION, HCAR No. 27256 (Oct. 19,
2000). Of interest here:

         o CSW, as the Reg Holdco(1), will serve as an intermediate holding company for the EDC affiliates and certain other AEP public-utility subsidiary companies that are not required to restructure, including, subject to any necessary state approval, the Vertically-Integrated Companies.

         o Enterprises will serve as an intermediate holding company for AEP's non-utility businesses and, through Wholesale Holdco and Domestic Holdco, for the PGC affiliates and the system's other "unregulated" generation.

         o AEPSC will continue to provide services to the AEP system companies. Among other things, AEPSC will provide centralized and regionalized management and support for both regulated and unregulated generation.

Charts setting forth the AEP system and the Operating Companies post-restructuring are attached hereto as Exhibit B-1. The mechanics of the proposed restructuring are described more fully herein.

         AEP respectfully requests authority to form and capitalize Enterprises, Wholesale Holdco, Domestic Holdco and Subsidiaries to be formed for the purpose of acquiring and holding certain utility and other assets of each Operating Company and for each Operating Company to transfer to the applicable Subsidiary certain utility and other associated assets (the "Transfers") and for certain of the Operating Companies and Subsidiaries to be dividended to AEP and for AEP to contribute certain of the Operating Companies and Subsidiaries to Enterprises, Wholesale Holdco, Domestic Holdco and/or Reg Holdco to implement their respective plans to separate their generation and power marketing businesses from their transmission and distribution businesses in the states of Texas and Ohio as more fully described herein (the "Transaction").

         Certain financing authority will be required in connection with the restructuring. These financing requests, which are


----------
(1) Throughout this Application-Declaration names are used for affiliates of the Applicants that are intended to be descriptive of the functions such affiliates will serve after the reorganization of the AEP system to comply with the state restructuring laws of Ohio and Texas is completed. Such names are fictitious and used as a matter of descriptive convenience. The actual legal names of such affiliates will be determined as part of the implementation of such reorganization.

described more fully herein at Item 1.E., are consistent with the ongoing needs of the restructured entities and similar to the "housekeeping" authority that the Commission has granted to other companies.

         B.  DESCRIPTION OF THE APPLICANTS

         AEP is a corporation organized and existing under the laws of New York, with its principal offices in Columbus, Ohio. AEP is one of the largest investor owned electric public utility holding companies in the United States serving over 4.8 million retail customers in eleven states and selling bulk power at wholesale both within and beyond its domestic retail service area. AEP and CSW completed their merger on June 15, 2000 and as a result AEP now has 38,000 megawatts of generation, over 38,000 miles of transmission lines and 186,000 miles of distribution lines in the United States. Subsidiaries own 544 megawatts as qualifying facilities (as defined in the Public Utility Regulatory Policies Act of 1978) or exempt wholesale generators (as defined in the 1935 Act) in Colorado, Florida and Texas. In recent years AEP has expanded its domestic operations to include gas marketing, processing, storage and transportation operations, electric, gas and coal trading operations and telecommunication services. Subsidiaries also provide power engineering, generation and transmission plant maintenance and construction, and energy management services worldwide. AEP is one of the largest traders of electricity and gas in the United States.

         AEP intends to continue to expand its competitive energy business by growing the trading and marketing business through expanding operations to be a leading trader in all energy commodities; optimizing the operations of its assets to yield maximum value in competitive markets; and acquiring generation and natural gas assets that complement this strategy.

         As of February 8, 2002, Standard & Poor's rating of AEP's senior unsecured indebtedness was BBB+ while Moody's was Baa1.

         CPL is a corporation organized and existing under the laws of the state of Texas, and has its principal office in Corpus Christi, Texas. CPL is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. CPL is engaged in generating, transmitting and distributing electric energy to the public in south Texas. CPL also owns an undivided 25.2% interest in STP Nuclear Operating Company, which operates and maintains the STP, of which CPL owns a 25.2% undivided interest. CPL serves approximately 661,000 retail customers. CPL also owns 3,861 MW of coal- and gas-fired generating capacity. As of February 8, 2002, Standard & Poor's rating of CPL's senior unsecured indebtedness was BBB+ while Moody's was Baa1.

         CSP is a corporation organized and existing under the laws of the state of Ohio, and has its principal office in Columbus, Ohio. CSP is a wholly owned subsidiary of AEP and is a public utility under the 1935 Act. CSP is engaged in generating, transmitting and distributing electric energy to the public in central and southern Ohio. CSP owns 2,595 MW of coal-fired generating capacity which includes 1,330 MW in generating facilities jointly owned with two unaffiliated utilities. CSP serves approximately 658,000 retail customers in Ohio. CSP also sells electricity to wholesale customers. As of February 8, 2002, Standard & Poor's rating of CSP's senior unsecured indebtedness was BBB+ while Moody's was A3.

         OPCO is a corporation organized and existing under the laws of the state of Ohio, and has its principal office in Canton, Ohio. OPCo is a wholly owned subsidiary of AEP and is a public utility under the 1935 Act. OPCo is engaged in generating, transmitting and distributing electric energy to the public in northwestern, east central, eastern and southern Ohio. OPCo owns 8,464 MW of coal-fired generating capacity and 48 MW of hydroelectric generating capacity. OPCo serves approximately 679,000 retail customers in Ohio. OPCo also sells electricity to wholesale customers. As of February 8, 2002, Standard & Poor's rating of OPCo's senior unsecured indebtedness was BBB+ while Moody's was A3.

         SWEPCO is a corporation organized and existing under the laws of the state of Delaware, and has its principal office in Shreveport, Louisiana. SWEPCO is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. SWEPCO is engaged in generating, transmitting and distributing electric energy to the public in east Texas, northwestern Louisiana and southwestern Arkansas. SWEPCO owns 4,487 MW of coal- and gas-fired generating capacity. SWEPCO serves approximately 422,000 retail customers. SWEPCO also sells electricity to wholesale customers. As of February 8, 2002, Standard & Poor's rating of SWEPCO's senior unsecured indebtedness was BBB+ while Moody's was A2.

         WTU is a corporation organized and existing under the laws of the state of Texas, and has its principal office in Abilene,

Texas. WTU is a wholly owned subsidiary of CSW, and an indirect subsidiary of AEP and is a public utility under the 1935 Act. WTU is engaged in generating, transmitting and distributing electric energy to the public in western and northern parts of Texas. WTU owns 1,376 MW of coal and gas-fired generating capacity. WTU serves approximately 189,000 retail customers. WTU also sells electricity to wholesale customers. As of February 8, 2002, Standard & Poor's rating of WTU's senior unsecured indebtedness was BBB+ with no corresponding Moody's rating of senior unsecured indebtedness.

         ENTERPRISES, WHOLESALE HOLDCO AND DOMESTIC HOLDCO. For a variety of tax, regulatory and business reasons, AEP has determined that the best way to organize certain of its non-state regulated utility subsidiaries and its non-utility subsidiaries is through the creation of Enterprises. Enterprises will be a first tier subsidiary of AEP. It will own all of Wholesale Holdco. Wholesale Holdco, in turn, will own Domestic Holdco, which will hold, directly or indirectly, the PGCs. The Enterprises Holding Companies will be formed to hold utility (until such time as EWG status is obtained) and non-utility subsidiaries of AEP whose revenues derive from competitive, usually market-based, activity. This structure allows AEP to align its non-utility enterprises and its non-State regulated electric generating business in an efficient and simple manner.(2) AEP is seeking EWG status for CPL PGC, WTU PGC, their respective subsidiaries, CSP PGC and OPCo PGC. If one or more of the states refuses to provide the requisite consent and EWG status is not immediately obtained from the FERC, the Enterprises Holding Companies would each, among other things, be required to register under the 1935 Act and file Forms U5A and U5B. Accordingly, for a period of twelve months beginning with the date of the order in this file, the Enterprises Holding Companies seek a waiver from the otherwise applicable requirement to file Form U5B with respect to the Enterprises Holding Companies. If EWG status is not obtained before the expiration of the twelve month period, the Enterprises Holding Companies will file the pertinent Form U5B and supplement the record in this file to demonstrate compliance with Section 11(b)(2) of the 1935 Act.

         REG HOLDCO. Likewise, for a variety of tax, regulatory and business reasons, AEP has determined that it wishes to retain


----------
(2) Exelon Corporation, HCAR No. 27256 (Oct. 19, 2000) (approving intermediate holding company structure resulting from merger); National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) (intermediate holding companies necessary for cross-border tax considerations).

another intermediate holding company - Reg Holdco - in its corporate organization. This company would hold the EDCs and, in some instances subject to any necessary state approval, other operating utility subsidiaries that are not required to restructure, including the Vertically-Integrated Companies. Reg Holdco is a holding company and will remain a registered company following the Transaction.

         C.  OVERVIEW OF THE PROPOSED RESTRUCTURING

         The assets involved in the Transfers are generating facilities, the step-up transformers, circuit breakers, interconnection facilities, related facilities and other assets associated with generating units and their operations that CPL and WTU will transfer to CPL PGC and WTU PGC, respectively, and transmission lines and other transmission facilities and distribution lines and other distribution facilities and other assets that CSP and OPCo will transfer to CSP EDC and OPCo EDC, respectively, that will be chartered to own, maintain and operate transmission and distribution facilities located in the states of Ohio and Texas, respectively. Other assets involved in the Transfers are the distribution lines and other distribution facilities located in Texas that SWEPCO will transfer to SWEPCO EDC and the Texas Transmission Assets and Related Liabilities that SWEPCO will transfer to SWEPCO Transco. Applicants request the Commission reserve jurisdiction over all Transfers and other authority requested herein relating to SWEPCO, SWEPCO EDC and SWEPCO Transco.

         Exhibit B-1 to this Application contains diagrams of the pre-Transaction and post-Transaction organizations of Applicants and their relevant affiliates. Exhibit D-7 to this Application contains a list of the generating stations that CPL and WTU will transfer to CPL PGC and WTU PGC, respectively, and a description of the transmission and distribution facilities that CSP, OPCo and SWEPCO will transfer to CSP EDC, OPCo EDC, SWEPCO EDC and SWEPCO Transco, respectively.

         CPL, SWEPCO and WTU will make their Transfers to comply with the provisions of a Texas statute commonly referred to as S.B. 7.(3) S.B. 7 requires vertically integrated electric utilities to separate ownership of their generating and other power supply assets from ownership of their transmission and distribution assets. Under S.B. 7, vertically integrated utilities are generally obligated to disaggregate into at least


----------
(3)  Tex. Util. Code Ann.ss.39.001-909 (Vernon Supp. 2000).

three separate corporate units: (1) a PGC that will sell power and energy at wholesale; (2) an EDC that will own transmission and local distribution facilities and perform metering functions, but is prohibited from owning power supply facilities or selling electricity; and (3) a REP that will sell electricity to retail customers. By order issued July 7, 2000, as amended, the PUCT approved corporate separation plans CPL, WTU and SWEPCO filed to explain how they will comply with S.B. 7 (see Exhibit D-2 to this Application). Per PUCT Substantive Rule 25.342(d)(4), all transfers made in compliance with S.B. 7 must be recorded at book value.

         CSP and OPCo will make their Transfers to comply with the provisions of an Ohio statute that provides for Competitive Retail Electric Service, commonly referred to as S.B. 3.(4) The statute directs vertically integrated electric utilities that offer retail electric service in Ohio to separate their generating and other competitive operations (such as aggregation, marketing, and brokering) and related assets from their transmission and distribution operations and assets. On September 28, 2000, the PUCO approved corporate separation plans CSP and OPCo filed to explain how they will comply with S.B. 3 (see Exhibit D-4 to this Application). Under their approved corporate separation plans (which plans assume that all transfers will be made at book value), CSP and OPCo proposed, subject to receipt of federal regulatory approvals, to transfer their transmission and distribution assets and operations to EDC affiliates.

         1.  REORGANIZATION OF THE TEXAS OPERATING COMPANIES

         To comply with S.B. 7, each of CPL and WTU will contribute their generating assets to newly formed PGC affiliates, WTU PGC and CPL PGC.(5) Subsequently, CPL EDC and WTU


----------
(4) Ohio Rev. Code Ann.ss.ss.4928.01-67 (Anderson 2000).

(5) CPL has committed to divest by June 2002 its Lon Hill Units 1-4 (net book value as of March 31, 2002, $21,866,211.85), which have an aggregate generating capability of 546 MW, its Nueces Bay plant (net book value as of March 31, 2002, $22,938,141.01), which has a generating capability of 559 MW, and its Joslin Unit 1 (net book value as of March 31, 2002, $12,070,185.31), which has a generating capability of 249 MW, subject to certain recall rights with respect to CPL's obligation to serve retail customers in ERCOT. CPL made this commitment in connection with the PUCT proceedings brought to consider the merger of CSW and AEP. AEP is seeking EWG status for the entity owning these units. In the event EWG status is not obtained in time, divestiture of such generating capability to third parties is sought from the Commission pursuant to Section 12(d) of the 1935 Act. AEP anticipates that

EDC will dividend the common stock of, or limited liability interest in, CPL PGC and WTU PGC to Reg Holdco, which, in turn, will dividend the stock or limited liability interest to AEP.(6) In turn, AEP will contribute such common stock or limited liability interest to Enterprises, which will contribute such common stock or limited liability interest to Wholesale Holdco, which will contribute such common stock or limited liability interest to Domestic Holdco. AEP is seeking state consent for EWG status for CPL PGC and WTU PGC including their respective subsidiaries as more fully described below.(7)

         SWEPCO will retain title to its generating assets because it provides bundled retail electric service in Louisiana, which to date has not adopted retail competition legislation, and in Arkansas, where SWEPCO is not obligated to


----------
the divestment of such units to
non-affiliate purchasers would be at their fair market value.

(6) CPL and WTU may delay the transfer of their stock in CPL PGC and WTU PGC until sometime after June 15, 2002, in order to avoid adverse tax consequences relating to intra-corporate transfers after a merger.

(7) In addition to the foregoing affiliate transfers, CPL, SWEPCO and WTU seek authority to sell certain utility assets to non-affiliates as required by
Section 39.051 of S.B. 7 which states "On or before September 1, 2000, each electric utility shall separate from its regulated utility activities its customer energy services business activities that are otherwise also already widely available in the competitive market". In accordance with this Section, PUCT developed and adopted PUCT Substantive Rule 25.341(6) which prohibits regulated utilities from providing certain facilities and/or services that the PUCT believes to be generally available in the open market. The prohibited facilities and/or services identified in the Rule are classified as "competitive energy services" and consist of nonroadway lights, distribution facilities including distribution transformers, conductors, and associated distribution equipment beyond the customer's primary metering point and substation facilities dedicated to serving individual customers. CPL, SWEPCO and WTU have offered their customers the option to (i) purchase such facilities from the utility;
(ii) provide their own facilities; or (iii) convert their service to secondary metering. Should the customer elect to purchase the affected facilities, CPL, SWEPCO and WTU request authority to sell the affected assets, the proceeds of which could total up to an aggregate of $30 million. By order of the PUCT, the price for purchased facilities agreed to prior to October 1, 2001 will be based on the original market cost at the time the facility was placed in service adjusted for depreciation and undepreciated contributions in aid to construction ("CIAC") multiplied times 1.10; provided that the total cost of the facility will not exceed original market cost adjusted for depreciation and undepreciated CIAC plus $15,000. After October 1, the price for purchased facilities will be based on reproduction cost less depreciation. The actual purchase does not have to be completed until January 1, 2004. The purchase price for nonroadway lighting facilities must be 50% of their replacement cost as mandated by the PUCT.

separate ownership of its generating assets from its transmission and distribution assets.(8) In order to comply with S.B. 7, however, on or before January 1, 2002 (or such later date as determined by the PUCT), SWEPCO will contribute (i) its distribution assets located in Texas to a wholly-owned EDC subsidiary, SWEPCO EDC and (ii) the Texas Transmission Assets and Related Liabilities to a wholly owned EDC subsidiary, SWEPCO Transco. CPL EDC and WTU EDC will retain their respective transmission and distribution assets and after transfer of their generating assets to CPL PGC and WTU PGC, CPL EDC and WTU EDC will operate as EDCs.

         The PUCT has announced the delay of the implementation of competition from January 1, 2002 until March 31, 2003 in those portions of the state that lie in the Southwest Power Pool. The purpose of the delay is to allow adequate time for infrastructure, processes and procedures to be in place for fair competition. The delay effects all of SWEPCO's service territory in Texas and a small portion of WTU's service territory.

         As illustrated by the post-Transaction organization chart in Exhibit B-1, Reg Holdco will also hold the common stock of the Vertically-Integrated Companies, subject to any required state approval.

         As a part of the Texas retail access program, the Texas retail rates of CPL, WTU and SWEPCO are frozen until December 31, 2001. On and after January 1, 2002, subject to PUCT-approved delay in the non-ERCOT portion of Texas, bundled Texas retail residential and small commercial customers formerly served by CPL, WTU and SWEPCO began being served by REPs at the "price to beat" established for their respective Texas service areas.

         2.  REORGANIZATION OF THE OHIO OPERATING COMPANIES

         To comply with S.B. 3, CSP and OPCo will contribute their transmission and distribution assets to CSP EDC and OPCo EDC, respectively. The common stock of, or limited liability interest in, OPCo EDC and CSP EDC will be dividended to AEP. AEP, in turn, will contribute such common stock or limited liability interest to Reg Holdco. Surviving CSP PGC and OPCo


----------
(8) The Arkansas legislature recently postponed the start of retail electric competition in Arkansas to a date no earlier than October 1, 2003 and no later than October 1, 2005.

PGC will be PGCs whose common stock AEP will contribute to Enterprises, which will contribute such common stock to Wholesale Holdco, which will contribute such common stock to Domestic Holdco. AEP is seeking state consent for EWG status for CSP PGC and OPCo PGC.

         Under S.B. 3, CSP EDC and OPCo EDC must serve as default suppliers to residential customers that do not choose an alternative power supplier. The retail rates for power supply that OPCo EDC and CSP EDC will charge Ohio retail residential customers that do not choose an alternative supplier will be frozen for the first five years of retail competition, unless the PUCO finds that effective competition with respect to particular customer classes is occurring before the end of a five-year market development period.

         D.  OVERVIEW OF REQUESTED AUTHORIZATIONS

             1.  THE TRANSACTION

             AEP's corporate separation is designed to align the company's legal structure and business activities with the realities of a restructuring electric industry. Corporate separation responds to the changing laws, regulations and business requirements of the electric industry. AEP's realigned corporate legal structure complies with restructuring statutory and regulatory requirements and provides greater flexibility to conduct business. This realignment consists of actual legal corporate separation of certain subsidiaries and companies of AEP and is not a functional reorganization of those entities. See Exhibit B-1 (the post-Transaction corporate structure chart) for a complete diagram of the final corporate structure sought by Applicants. Each Applicant represents that the Transaction, as it relates to that Applicant, will not violate the rights of any security holder of any security of that Applicant outstanding at the time of the Transaction.

                 (a) Formation and Capitalization of Enterprises, Wholesale Holdco and Domestic Holdco

                 AEP seeks authorization to form and capitalize Enterprises, a first tier wholly owned corporation or limited liability company, Wholesale Holdco (a wholly-owned subsidiary corporation or limited liability company of Enterprises) and Domestic Holdco (a wholly-owned subsidiary corporation or limited liability company of Wholesale Holdco). AEP, Enterprises and Wholesale Holdco, respectively, propose to make an initial capital contribution to Enterprises, Wholesale Holdco and Domestic Holdco, respectively, in an amount to be determined, in exchange for all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively. AEP, Enterprises and Wholesale Holdco, respectively, seek authorization for Enterprises, Wholesale Holdco and Domestic Holdco to issue, and for AEP, Enterprises and Wholesale Holdco, respectively, to acquire, all of the common stock of, or limited liability interest in, Enterprises, Wholesale Holdco and Domestic Holdco, respectively.

                 (b) Formation of Texas PGCs and Tax Beneficial Entities

                 AEP seeks approval for: (1) CPL to form and capitalize CPL PGC for the purpose of holding the generation assets and related liabilities of CPL (see Exhibit B-2); (2) WTU to form and capitalize WTU PGC for the purpose of holding the generation assets and related liabilities of WTU (see Exhibit B-2); (3) CPL PGC to form and capitalize CPL PGC LLC, which would serve as the general partner of CPL PGC LP (see Exhibit B-2); (4) CPL PGC and CPL PGC LLC to form and capitalize CPL PGC LP for the purpose of holding the generation assets and related liabilities of CPL PGC (see Exhibit B-2); (5) WTU PGC to form and capitalize WTU PGC LLC, which would serve as the general partner of WTU PGC LP (see Exhibit B-2); and (6) WTU PGC and WTU PGC LLC to form and capitalize WTU PGC LP for the purpose of holding the generation assets and related liabilities of WTU PGC (see Exhibit B-2).

                 (c) Formation of EDC Subsidiaries

                 AEP seeks approval for: (1) OPCo to form and capitalize OPCo EDC for the purpose of holding the transmission and distribution assets and related liabilities of OPCo (see Exhibit B-2); (2) CSP to form and capitalize CSP EDC for the purpose of holding the transmission and distribution assets and related liabilities of CSP (see Exhibit B-2);
         (3) SWEPCO to form and capitalize (i) SWEPCO EDC for the purpose of holding its distribution assets and related liabilities located in Texas and (ii) SWEPCO Transco for the purpose of holding the Texas Transmission Assets and Related Liabilities; and

         (4) Reg Holdco to form and capitalize OPCo EDC LLC for the purpose of merging OPCo EDC with and into it.

                 (d)  Capitalization of Subsidiaries

                      (i) AEP seeks approval for CPL to acquire all of the
                 common stock of, or limited liability interest in, CPL PGC in exchange for transferring its generation assets (including its interest in STP) and related liabilities to CPL PGC and for CPL PGC to issue, and for CPL to acquire, all of the common stock of, or limited liability interest in, CPL PGC.

                      (ii) AEP seeks approval for CPL PGC to acquire all of the
                 membership interests of CPL PGC LLC in exchange for sufficient capitalization for CPL PGC LLC to act as general partner of CPL PGC LP and for CPL PGC LLC to issue, and for CPL PGC to acquire, all of the membership interests of CPL PGC LLC.

                      (iii) AEP seeks approval for CPL PGC to acquire all of the limited partnership interest of CPL PGC LP in exchange for transferring its generation assets and related liabilities to CPL PGC LP, for CPL PGC LLC to acquire the general partnership interest of CPL PGC LP, for CPL PGC LP to issue, and for CPL PGC to acquire, all of the limited partnership interest of CPL PGC LP and for CPL PGC LP to issue, and for CPL PGC LLC to acquire, the general partnership interest of CPL PGC LP.

                      (iv) AEP seeks approval for WTU to acquire all of the
                 common stock of, or limited liability interest in, WTU PGC in exchange for transferring its generation assets and related liabilities to WTU PGC and for WTU PGC to issue, and for WTU to acquire, all of the common stock of, or limited liability interest in, WTU PGC.

                      (v) AEP seeks approval for WTU PGC to acquire all of the
                 membership interests of WTU PGC LLC in exchange for sufficient capitalization for WTU PGC LLC to act as general partner of WTU PGC LP and for WTU PGC LLC to issue, and for WTU PGC to acquire, all of the membership interests of WTU PGC LLC.

                      (vi) AEP seeks approval for WTU PGC to acquire all of the
                 limited partnership interest of WTU PGC LP in exchange for transferring its generation assets and related liabilities to WTU PGC LP, for WTU PGC LLC to acquire the general partnership interest of WTU PGC LP, for WTU PGC LP to issue, and for WTU PGC to acquire, all of the limited partnership interest of WTU PGC LP and for WTU PGC LP to issue, and for WTU PGC LLC to acquire, the general partnership interest of WTU PGC LP.

                      (vii) AEP seeks approval for OPCo to acquire all of the
                 common stock of, or limited liability interest in, OPCo EDC in exchange for transferring its transmission and distribution assets and related liabilities to OPCo EDC and for OPCo EDC to issue, and for OPCo to acquire, all of the common stock of, or limited liability interest in, OPCo EDC.

                      (viii) AEP seeks approval for CSP to acquire all of the
                 common stock of, or limited liability interest in, CSP EDC in exchange for transferring its transmission and distribution assets and related liabilities to CSP EDC and for CSP EDC to issue, and for CSP to acquire, all of the common stock of, or limited liability interest in, CSP EDC.

                      (ix) AEP seeks approval for SWEPCO to acquire all of the
                 common stock of, or limited liability interests in, (i) SWEPCO EDC in exchange for transferring its distribution assets and related liabilities located in Texas to SWEPCO EDC and (ii) SWEPCO Transco in exchange for transferring the Texas Transmission Assets and Related Liabilities to SWEPCO Transco; and for SWEPCO EDC and SWEPCO Transco, respectively, to issue, and SWEPCO to acquire, all of the common stock of, or limited liability interest in, SWEPCO EDC and SWEPCO Transco, respectively.

                      (x) AEP seeks approval for Reg Holdco to acquire all of
                 the limited liability interest in OPCo EDC LLC and for OPCo EDC LLC to issue all of its limited liability interest to Reg Holdco.

                 (e)  Transfers

                      (i) AEP seeks approval for CPL to transfer or contribute a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2001, $2,412 million) and related liabilities (estimated book value at December 31, 2001, $1,074 million) to CPL PGC at their net book value at the transfer date and for CPL PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to CPL PGC LP at the same book value (see Exhibit B-2).(9)

                      (ii) AEP seeks approval for WTU to transfer or contribute
                 a total of 100% of its ownership interests in its generation assets (estimated net book value at December 31, 2001, $394 million) and related liabilities (estimated book value at December 31, 2001, $208 million) to WTU PGC at their net book value at the transfer date and for WTU PGC to transfer or contribute a total of 100% of its ownership interests in such generation assets and related liabilities to WTU PGC LP at the same book value (see Exhibit B-2).(10)

                      (iii) AEP seeks approval for OPCo to transfer or
                 contribute a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2001, $2,263 million) and related liabilities (estimated book value at December 31, 2001, $816 million) to OPCo EDC at their book value at the transfer date (see Exhibit B-2).(11)

                      (iv) AEP seeks approval for CSP to transfer or contribute
                 a total of 100% of its ownership interests in its transmission and distribution assets (estimated net book value at December 31, 2001, $1,515


----------
(9) CPL will retain its transmission and distribution assets (estimated net book value at December 31, 2001, $2,703 million) and related liabilities (estimated book value at December 31, 2001, $2,203 million, including securitization assets and debt).

(10) WTU will retain its transmission and distribution assets (estimated net book value at December 31, 2001, $529 million) and related liabilities (estimated book value at December 31, 2001, $376 million).

(11) OPCo will retain its generation assets (estimated net book value at December 31, 2001, $2,814 million) and related liabilities (estimated book value at December 31, 2001, $2,252 million).

                 million) and related liabilities (estimated book value at December 31, 2001, $474 million) to CSP EDC at their book value at the transfer date (see Exhibit B-2).(12)

                      (v) AEP seeks approval for SWEPCO to transfer or
                 contribute a total of 100% of its ownership interests in (i) its distribution assets and related liabilities located in Texas to SWEPCO EDC and (ii) the Texas Transmission Assets and Related Liabilities to SWEPCO Transco at their book value at the transfer date.(13)

                      (vi) After the transfers are executed, AEP seeks approval
                 for:

                           - CPL EDC to dividend CPL PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock or limited liability interest to Domestic Holdco (see Exhibit B-2).

                           - WTU EDC to dividend WTU PGC's common stock or limited liability interest to CSW, which will dividend the stock to AEP, which will contribute the stock or limited liability interest to Enterprises, which will contribute the stock or limited liability interest to Wholesale Holdco, which will contribute the stock to Domestic Holdco (see Exhibit B-2).

                           - OPCo PGC to dividend OPCo EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco (see Exhibit B-2).


----------
(12) CSP will retain its generation assets (estimated net book value at December 31, 2001, $1,680 million) and related liabilities (estimated book value at December 31, 2001, $1,320 million).

(13) The value of the assets and liabilities to be transferred and retained have not yet been determined.

                           - OPCo EDC to merge with and into OPCo EDC LLC such that, following the merger, OPCo EDC shall be a single member limited liability company all of whose limited liability interest is held by Reg Holdco.

                           - CSP PGC to dividend CSP EDC's common stock or limited liability interest to AEP, which will contribute the stock or limited liability interest to Reg Holdco (see Exhibit B-2).

                           - SWEPCO to dividend the common stock or limited liability interest of SWEPCO EDC to CSW.

                           (vii) Upon completion of the Transaction, Reg Holdco
                      will hold CPL EDC, WTU EDC, SWEPCO, SWEPCO EDC, OPCo EDC and CSP EDC, and, indirectly, SWEPCO Transco, each of which will own transmission and/or distribution assets and related liabilities (other than SWEPCO which will continue to be a vertically integrated utility with respect to its operations located outside of Texas.) Domestic Holdco will hold, among other things, CPL PGC, WTU PGC, OPCo PGC and CSP PGC, each of which will own, directly or indirectly, generation assets and related liabilities and, upon all necessary state and federal regulatory approval, will be EWGs.

                           (viii) Subject to any required state approval, AEP
                      seeks authorization to contribute the stock of the Vertically-Integrated Companies to Reg Holdco and for Reg Holdco to acquire the stock of the Vertically-Integrated Companies.

         2.  AGREEMENTS

             (a) Authorization is requested for AEPSC to render services to any direct or indirect subsidiary of any Applicant to be formed as permitted in this file, pursuant to the existing AEP Service Agreement. All services will be performed in adherence with the 'at cost' provisions of Rules 90 and 91 under the 1935 Act.

             (b) AEP may establish a specialized service company for dispatch, wholesale trading, and fuel procurement of the generation assets not subject to state regulation and/or other energy-related services ("GenServCo"). The GenServCo will pay the salaries of its employees and be responsible for the administration of all employee benefit plans. Affiliate companies will reimburse GenServCo for its expenses on a full cost basis in accordance with the requirements imposed by Section 13 of the 1935 Act and the Rules promulgated thereunder. AEP will provide information regarding such a service company by pre- or post-effective amendment hereto which will include a services agreement. AEP requests the Commission to reserve jurisdiction over its proposed organization of GenServCo.

             (c) In order to comply with S.B. 7, a division of AEPSC may be established to meet Texas code of conduct concerns which in general prohibit PGCs and EDCs in that state from sharing the services of a single service provider with respect to engineering, purchasing of electric transmission, transmission and distribution system operations and marketing services. If created, this division would perform some but not all of the services contemplated in the existing AEP Service Agreement and would function pursuant to a service agreement substantially the same as the existing AEP Service Agreement and pursuant to the allocation methods approved for AEPSC.

             (d) Authorization is requested for the time period following receipt of respective state regulatory approval of relevant portions of the Transaction but prior to the Transaction for the Operating Companies to enter into Operating Agreements with the respective Subsidiaries for the purpose of allowing the Operating Companies to operate the respective utility and related assets of the Subsidiaries. These agreements may be necessary to transfer control of such assets before assets can be transferred because of mortgage or financial restrictions or delays in obtaining assignments of environmental permits or other regulatory approvals.

             (e) Exemptions for Transactions with Non-utility Companies

                 Each Finance Applicant and, following the Transaction, any subsidiary controlled by a Finance Applicant, requests authorization under
Section 13(b) of the 1935 Act to provide services and sell goods to non-utility associate companies at fair market prices determined without regard to cost, and requests an exemption under Section 13(b) of the 1935 Act from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

                 (i) a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or of electric energy for sale within the United States.

                 (ii) an EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a public utility company in the AEP System;

                 (iii) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (A) at rates negotiated at arms' length one or more industrial or commercial customers purchasing the electricity for their own use and not directly for resale, and/or (B) to an electric utility company other than a public utility in the AEP System at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

                 (iv) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a public utility company in the AEP System;

                 (v) a subsidiary engaged in Rule 58 activities or any other non-utility subsidiary that (A) is partially owned by a member of the AEP System, (B) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the non-utility subsidiaries described in clauses (i) through (iv) immediately above, or (C) does not derive any part of its income from a public-utility company within the AEP System.

See Energy East Corporation HCAR No. 27228 (Sep. 12, 2000), and Powergen plc HCAR No. 27291 (Dec. 6, 2000).

         E.  FINANCING PLAN

             1.  OVERVIEW OF THE FINANCING REQUEST

                 The Applicants hereby request authorization to engage in the financing transactions set forth herein through June 30, 2005 (the "Authorization Period"). Approval by the Commission of this Application will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders.

                 The financing authorizations requested herein relate to:

                 (a) issuances by AEP of guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons and the acquisition of the securities of the Holding Companies;

                 (b) issuances of securities and guarantees, the entering into of transactions to manage interest rate risk ("hedging transactions")(14) and the acquisition of the securities of the Enterprises Subsidiaries by the Enterprises Holding Companies;

                 (c) issuances of securities and guarantees and the entering into of hedging transactions by the Enterprises Subsidiaries to the extent not exempt pursuant to Rule 52 (although each Enterprises Subsidiary will be an "electric utility company" under the 1935 Act, none will be subject to the jurisdiction of any State commission in connection with the issuance of securities - therefore, all securities issuances for the Enterprises Subsidiaries will require approval of the Commission until EWG status is obtained);


----------
(14) "Hedging Transactions" include only those transactions related to financing activities. Engaging in futures and other commodity related risk management by AEP and its subsidiaries constitute part of their normal business activities and as such do not require Commission approval. SEE Southern Energy, Inc., HCAR No. 27020 (May 13, 1999); Entergy Corp., HCAR No. 26812 (Jan. 6, 1998); New Century Energies, HCAR No. 26748 (Aug. 1, 1997); National Fuel Gas Co., HCAR No. 26667 (Feb. 12, 1997).

                 (d) issuances of securities and guarantees, participation in the AEP Money Pool, the entering into of hedging transactions and the acquisition of the securities of the Regulated Subsidiaries by Reg Holdco to the extent not exempt pursuant to Rules 52 and 45;

                 (e) issuances of securities and guarantees and participation in the AEP Money Pool and the entering into of hedging transactions by the Regulated Subsidiaries to the extent not exempt pursuant to Rule 52;

                 (f) the ability of AEP and its subsidiaries to pay dividends out of capital or unearned surplus;

                 (g) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the 1935 Act, including intra-system guarantees of such securities; and

                 (h) obtaining authorization to 'invest' (pursuant to the transactions described herein), in the Enterprises Subsidiary EWGs up to the EWG Investment Amount.

             2.  PARAMETERS FOR FINANCING AND HEDGING TRANSACTION AUTHORIZATION

                 Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

                 (a) Effective Cost of Money

                 The effective cost of money on unsecured long-term debt borrowings occurring pursuant to the authorizations granted under this Application will not exceed the greater of (i) 500 basis points over the comparable term U.S. Treasury securities or (ii) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.(15) The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application will not exceed the greater of (i) 350 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or
         (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred securities will not exceed the greater of (a) 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of preferred securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

             (b) Maturity of Debt and Final Redemption on Preferred Securities

             The maturity of unsecured indebtedness will not exceed 50 years. All preferred securities will be redeemed no later than 50 years after the issuance thereof.

             (c) Issuance Expenses

             The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

             (d) Use of Proceeds

             Provided that no proceeds from the sale of securities authorized in this File by Reg Holdco or any Regulated Subsidiary will be used for the direct or indirect investment in Rule 58 companies, EWGs, FUCOs and ETCs, the proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including:

             o the financing, in part, of the capital expenditures of the AEP System;

----------
(15) SEE The Southern Company, HCAR No. 27134 (Feb. 9, 2000).

             o   the financing of working capital requirements of the AEP
                 System;

             o the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by AEP subsidiaries without the need for prior Commission approval; and

             o other lawful purposes, and, for the Enterprises Holding Companies, the direct or indirect investment in companies authorized by order in File No. 70-9353, Rule 58 companies, other subsidiaries approved by the Commission, EWGs, FUCOs and ETCs.(16) The Applicants represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the 1935 Act.

             Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

             (e) Financial Condition

             The Operating Companies are financially sound and each have investment grade ratings from major national rating agencies as indicated in Item 1.B. The business of the Enterprises Unit will be conducted by companies that will also be financially sound.(17) AEP has an investment grade rating (a senior unsecured debt rating of BBB+ from Standard & Poor's and Baa1 from Moody's). The consolidated


----------
(16) AEP will make additional investments in EWGs and FUCOs during the Authorization Period. Accordingly, Rules 53 and 54 apply to this Application. Compliance with these rules is addressed below.

(17) As a newly formed group, companies in the Enterprises Unit may not have a rating from nationally recognized rating agencies immediately when it commences operations. As noted herein, the absence of an investment grade rating will likely increase the necessity for the Enterprises Unit to receive financial support from AEP.

         common equity of AEP was 33.5% of total Consolidated Capitalization as of June 30, 2001.(18)

             AEP and each Finance Applicant commit that (a) its common equity (as reflected on the balance sheets contained in its most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) will be maintained at no less than 30% of its Consolidated Capitalization; provided, however, that CPL may exclude securitization debt from the calculation of indebtedness and total capitalization)(19) and (b) it will not publicly issue any secured or unsecured indebtedness or preferred securities pursuant to this File unless it has maintained at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. The consequences of failing to meet either of the foregoing criteria is that such company would require additional Commission approval to issue securities except for securities which would result in an increase in such common equity percentage or restoration of such rating. Regardless if any securities are issued hereunder, AEP and the Finance Applicants commit that each will maintain


----------
(18) See footnote 19 below for the reasons it is appropriate to consider the special status of securitization debt for purposes of consideration of the financial condition of AEP and its Utility Subsidiaries.

(19) The Commission has recognized that it is appropriate to consider securitization debt in the calculation of capitalization to determine compliance with its traditional test of a minimum equity component of capitalization of 30%. SEE West Penn Power Co., HCAR No. 27091 (Oct. 19, 1999) (exemption from 30% equity standard granted where utility's equity ratio was 15% because of transition bonds and other factors; excluding transition bonds, utility would satisfy 30% test). This approach is consistent with the rating agencies analysis of the impact of securitization on a utility's capital structure. AEP anticipates that the outstanding securitization bonds of any subsidiary will be rated "AAA." The structure of these financings, the orders of the respective State commissions and the statutory provisions of each State ensure that there will be sufficient cash flow from a dedicated portion of payments made by utility customers to at all times provide for principal and interest on the securitization bonds. The rates paid by customers are subject to adjustment in accordance with procedures of the respective states to ensure that amounts collected are sufficient to meet debt service and other requirements under the securitization financings. SEE Utility Stranded Costs: Rating the Securitization of Transition Tariffs, Special Report, FitchIBCA (September 24, 1998) (available at WWW.FITCHIBCA.COM). Applicants request the Commission to reserve jurisdiction over CPL's exclusion of securitization debt from its calculation of Consolidated Capitalization until such time that its common equity would otherwise be less than 30% of its Consolidated Capitalization, assuming the inclusion of securitization debt.

         common equity of at least 30% of its Consolidated Capitalization.

             (f) Hedging Transactions

             Interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, would be entered into in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

             Interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges") and subject to certain limitations and restrictions would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar");
         (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants may decide to lock in interest rates and/or limit its exposure to interest rate increases. Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.(20)

             3.  AEP GUARANTEES, INTRA-SYSTEM ADVANCES AND EWG INVESTMENT

                 (a)  Guarantees

                 Prior to the Transaction, no debt of any entity, the assets of which are being transferred pursuant to the Transaction, shall be recourse to AEP. AEP requests authorization to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of the Finance Applicants as may be appropriate or necessary to enable such Finance Applicant to carry on in the ordinary course of its respective business in an aggregate principal amount, and to enter into guarantees of non-affiliated third parties obligations in the ordinary course of AEP's business ("AEP Guarantees") in an amount not to exceed $15.0 billion outstanding at any one time


----------
(20) The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. SEE Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).

         (not taking into account obligations exempt pursuant to Rule 45) provided that AEP may issue up to $1.5 billion of the $15 billion in guarantees and related credit support for the benefit of the Enterprises Subsidiaries. Any such guarantees shall also be subject to the limitations of Rule 58(a)(1) or the Rule 53 limitation then in effect for AEP, as applicable and explained in Item 1.E.3.c, below. Each guarantor proposes to charge each subsidiary a fee for each guarantee provided on its behalf that is comparable to those obtainable by the beneficiary of the guarantee from third parties.

                 A substantial amount of the guarantees proposed to be issued by AEP will be in connection with the Enterprises Unit. As a result of the Transaction, the Enterprises Unit will be a newly formed business consisting of the generating assets of CPL, WTU, CSP and OPCo. The Enterprises Unit will also conduct the power marketing and trading operations previously conducted by CPL, WTU, CSP and OPCo. For various business reasons, AEP may wish to provide credit support in connection with the Enterprises Unit's obligations to independent power producers to purchase the output of generating units, in connection with the trading positions of the Enterprises Unit entered into in the ordinary course of the Enterprises Unit's energy marketing and trading business and for other purposes. AEP may wish to provide guarantees to the Enterprises Unit for reasons that are not unusual in today's increasingly competitive electricity markets.

                 The second reason for the requested level of guarantee authority is that many of the counterparties with whom the Enterprises Unit will buy and sell power may demand that the Enterprises Unit provide credit support, as its credit rating may not be as strong as the present credit ratings of CPL, CSP, OPCo and WTU.

                 The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. Given the substantial volume of the Enterprises Unit's business, AEP's $15.0 billion request for authority to issue guarantees, including the guarantees relating to the Enterprises Unit, is reasonable and appropriate under current industry practice. AEP expects the Enterprises Unit to grow quickly and obtain its own investment grade rating soon after the Restructuring. To the extent the

         Enterprises Unit has such a rating, the need for support from AEP will likely be reduced. In that situation, the Enterprises Unit will likely be required to offer its guarantee in connection with the business activities of its subsidiaries through which AEP's generation business will be developed.

                 Certain of the guarantees referred to above may be in support of the obligations of subsidiaries which are not capable of exact quantification. In such cases, AEP will determine the exposure under such guarantee for purposes of measuring compliance with the $15.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. Such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated periodically.

                 AEP requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed, including any guarantees of non-affiliates, will comply with the parameters set forth in Item 1.E.2. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

                 The aggregate amount of the guarantees issued by AEP for the purpose of funding any direct or indirect investment in an EWG or FUCO would not, when added to AEP's "aggregate investment" (as defined in Rule 53(a)(1)) in all such companies, exceed the Rule 53 limitation then in effect for AEP.

                 Direct or indirect investments by AEP in Rule 58 Subsidiaries would be subject to the limitations of Rule 58.

                 (b) Intra-system Advances

                 Authority is sought for AEP to acquire the debt or other securities of the Holding Companies for the purpose of lending to them. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

                 (c) EWG Investment

                 As noted above, AEP is seeking EWG status for the PGC affiliates, i.e., the Enterprises Subsidiaries, that will own the Restructured Generation Assets. Immediately following the Transaction, the Enterprises Subsidiaries will be "public-utility companies" under the 1935 Act. Once EWG status is obtained, each Enterprises Subsidiary will be an EWG and the Restructured Generation Assets owned by each will be "eligible facilities" under the 1935 Act. AEP seeks authorization to 'invest' (pursuant to the transactions described herein), in the Enterprises Subsidiary EWGs up to the EWG Investment Amount(21).

                 This Application contemplates that (i) generation assets currently owned by WTU and CPL (the "Generation Assets") will be transferred to PGC subsidiaries (the "Texas PGCs"), (ii) upon transfer of their transmission and distribution assets and related liabilities, OPCo and CSP will be PGCs (the "Ohio PGCs" which, together with the Texas PGCs, are also the Enterprises Subsidiaries), and (iii) the Enterprises Subsidiaries will be held by a direct or indirect subsidiary of Enterprises. The Enterprises Subsidiaries will be public-utility companies within the meaning of the Act until such time as the FERC grants them EWG status.

                 Rule 53(a)(1)(i) provides in pertinent part that "aggregate investment" means "the fair market value of assets acquired by an exempt wholesale generator or a foreign utility company from a system company (other than an exempt wholesale generator or a foreign utility company)." The Generation Assets will be transferred to the Texas PGCs at book value, as required by Texas state law. The fair market value of the Generation Assets is not known at this time.

                 Applicants propose that, once EWG status is obtained for the Enterprises Subsidiaries, the aggregate investment in them will be $3.911 billion consisting of (i) $2.411 billion, as of December 31, 2001, which is the aggregate of the equity accounts of the Enterprises Subsidiaries as projected on in Exhibit B-2, and which


----------
(21) The authority to invest in the Enterprises Subsidiary EWGS requested herein will be in addition to AEP's authority to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs pursuant to the Rule 53(c) Order defined below.

         amount reflects the equity investment of AEP in the Enterprises Subsidiaries and, therefore, recourse to AEP (the "Recourse Amounts"), and (ii) $1.5 billion of related guarantees and other credit support by AEP for the benefit of these subsidiaries. If AEP subsequently determines to retain the Texas PGCs, the fair market value of the Generation Assets will be substituted for the Texas PGC portion of the Recourse Amounts in the $3.911 billion aggregate investment amount.

                 AEP is currently authorized by the Rule 53(c) Order to engage in EWG and FUCO financings in an amount equal to 100% of consolidated retained earnings, as defined in rule 53(a)(1). That amount was $3.308 billion as of March 31, 2002. Current investment in these entities is $2.970 billion.

                 No new financing is associated with the obtaining of EWG status for the Enterprises Subsidiaries. AEP will require the authority to 'invest' (pursuant to the transactions described herein, including the financings and guarantees) in the Enterprises Subsidiary EWGs up to the EWG Investment Amount. The authority requested herein is essential if AEP is to successfully adapt to the state-law mandated restructuring described in this file and which materially impacts significant portions of its regulated utility operations. AEP must obtain sufficient investment flexibility under the 1935 Act to obtain EWG status for the PGCs owning the Restructured Generation Assets.

                      (i)  RULE 53 REQUIREMENTS.

                      Rule 53 provides that, if each of the conditions of
                 paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company. Generally, paragraph (a) limits the aggregate amount invested in EWGs and FUCOs to not more than 50% of the holding company's consolidated retained earnings. Paragraph (b) relates to certain events of bankruptcy and recent significant declines in the amount of consolidated retained earnings.

                      As of December 31, 2001, AEP's "aggregate investment", as
                 defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.211 billion, or about 67.5% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2001 ($3.277 billion). Consequently, AEP satisfies the safe harbor requirement of Rule 53(a) except for clause (1). As outlined in this Application-Declaration, AEP is seeking EWG status for the Enterprises Subsidiaries (the entities holding the Restructured Generation Assets).

                      Assuming the foregoing, as of December 31, 2001, AEP's
                 "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs would be approximately $6.1 billion (actual of $2.2 billion and the EWG Investment Amount of $3.9 billion), or about 186.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2001 ($3.277 billion).

                      (ii)  AEP'S COMPLIANCE WITH RULE 53 REQUIREMENTS.

                      Giving effect to the proposals contained herein AEP will
                 satisfy all of the conditions of Rule 53(a) except for clause
                 (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's consolidated retained earnings. The other requirements of Rule 53(a) provide
                 (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with generally accepted accounting principles, (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs and (3) for the holding company to make certain filings. None of the conditions specified in Rule 53(b) is or will be applicable. Rule 53(b) makes the safe harbor unavailable if (1) the holding company or certain subsidiaries have been in bankruptcy, (2) the holding company's consolidated retained earnings have declined more than 10% from the prior year measured as provided in the rule or (3) the holding company has reported operating losses related to its EWG or FUCO investments. AEP will demonstrate below why giving effect to the proposals contained herein will not result in any adverse consequences to AEP, its utility subsidiaries or AEP investors.

                      Rule 53(c) states that, in connection with a proposal to
                 issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of consolidated retained earnings, must "affirmatively demonstrate" that such proposal:

                           (A) will not have a substantial adverse impact upon
                      the financial integrity of the registered holding company system; and

                           (B) will not have an adverse impact on any utility
                      subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

         The following paragraphs provide data analyzing the impact of the investments in EWGs and FUCOs on the AEP system in light of the tests developed by the staff in the course of adopting orders permitting registered holding companies to issue securities up to 100% of their respective consolidated retained earnings for investment in EWGs and FUCOs (the "100% Orders"). These tests involve (1) analysis of ratios of EWG/FUCO investment to (a) consolidated capitalization, (b) consolidated net utility plant, (c) total consolidated assets, (d) market value of outstanding stock, (e) growth in consolidated retained earnings, (f) stock price to earnings ratio, (g) market to book ratio,
(h) dividend payout ratio, and (i) capitalization ratios.

         CAPITALIZATION RATIOS. AEP's proposed aggregate investment in EWGs and FUCOs would represent a reasonable commitment of AEP capital for a company the size of AEP, based on various financial ratios at December 31, 2001. For example, investments of this amount would be equal to only approximately

(a) 24.7% of AEP's total consolidated capitalization ($24.7 billion); (b) 24.9% of consolidated net utility plant ($24.5 billion); (c) 12.9% of total consolidated assets ($47.3 billion); and (d) 41.2% of the pro forma market value of AEP's outstanding common stock ($14.8 billion) as of April 26, 2002.

         CONSOLIDATED RETAINED EARNINGS GROWTH. Consolidated retained earnings growth has been negatively impacted by Cook Nuclear Plant restart costs ($337 million), a disallowance of tax deductions for corporate owned life insurance
(COLI) ($319 million), and expensing of costs relating to AEP's merger with CSW ($203 million). Adjusted to exclude the non-recurring items noted above in 2000, AEP's consolidated retained earnings as of December 31, 2001 would be $4,155 million, or a 14.5% increase since December 31, 1999. AEP's average consolidated retained earnings history for the seven most recent quarters is set forth below:

         o AEP's average consolidated retained earnings for the four quarters ended December 31, 2001 ($3,277 million) represented a decrease of approximately $98 million (or 2.9%) in the average consolidated retained earnings from the four quarters ended December 31, 2000 ($3,375 million);

         o AEP's average consolidated retained earnings for the four quarters ended September 30, 2001 ($3,225 million) represented a decrease of approximately $285 million (or 8.1%) in the average consolidated retained earnings from the four quarters ended September 30, 2000 ($3,510 million);

         o AEP's average consolidated retained earnings for the four quarters ended June 30, 2001 ($3,242 million) represented a decrease of approximately $303 million (or 8.5%) in the average consolidated retained earnings from the four quarters ended June 30, 2000 ($3,545 million);

         o AEP's average consolidated retained earnings for the four quarters ended March 31, 2001 ($3,275 million) represented a decrease of approximately $299 million (or 8.4%) in the average consolidated retained earnings from the four quarters ended March 31, 2000 ($3,574 million);

         o AEP's average consolidated retained earnings for the four quarters ended December 31, 2000 ($3,375 million) represented a decrease of approximately $179 million (or

             5.0%) in the average consolidated retained earnings from the four quarters ended December 31, 1999 ($3,554 million);

         o AEP's average consolidated retained earnings for the four quarters ended September 30, 2000 ($3,510 million) represented a decrease of approximately $9 million in the average consolidated retained earnings from the four quarters ended September 30, 1999 ($3,519 million);

         SHARE PRICE TO EARNINGS RATIO. The financial strength of AEP is reflected in the current Price/Earnings ratios of AEP, which, as of February 14, 2002, exceeded that of most other registered holding companies. AEP's Price/Earnings ratio as of February 14, 2002 was 13.96, compared to 9.44 for Allegheny, 12.18 for Cinergy, 12.72 for Entergy, 11.2 for Exelon, 13.43 for FirstEnergy, 15.61 for Southern and 10.32 for Xcel.

         MARKET TO BOOK RATIO. AEP's market to book ratio is currently 1.80 based on a book value of $25.49 per share as of December 31, 2001 and a market price of $45.97 per share as of April 26, 2002. This ratio is above the industry average, which was 1.65 as of February 14, 2002, according to First Call consensus estimates.

         DIVIDEND PAYOUT RATIO. AEP's payout ratio in 2001 was 71%, based on reported Earnings Per Share for 2001. Based on the anticipated dividend and estimates for 2002 earnings, AEP's payout ratio will be approximately 60% to 70%. This range is above the industry average of 49.5%. A payout ratio at this level will enable AEP to build its equity to support future growth.

         CAPITALIZATION RATIOS. The credit ratings from major nationally recognized rating agencies for AEP and its major utility subsidiaries are set out the in the table below.


                              RATING AGENCY SUMMARY
                             As of February 8, 2002
                             ----------------------

                      Moody's                 S&P                   Fitch
               -------------------    -------------------    -------------------
               Senior    Senior       Senior    Senior       Senior    Senior
Company        Secured   Unsecured    Secured   Unsecured    Secured   Unsecured
-------        -------   ---------    -------   ---------    -------   ---------
AEP            --        Baa1         --        BBB+         --        BBB+
APCo           A3        Baa1         A         BBB+         A-        BBB+
CPL            A3        Baa1         A-        BBB+         A         A-
CSPCo          A3        A3           A-        BBB+         A         A-
I&M            Baa1      Baa2         A-        BBB+         BBB+      BBB
KPCo           Baa1      Baa2         A-        BBB+         BBB+      BBB
OPCo           A3        A3           A-        BBB+         A-        BBB+
PSO            A1        A2           A         BBB+         A+        A-
SWEPCO         A1        A2           A         BBB+         A+        A-
WTU            A2        --           A-        BBB+         A         --

         RULE 53(B) FACTORS. With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable:

         o there has been no bankruptcy of AEP or any of its associate companies (Rule 53(b)(1));

         o pro forma average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2));

         o AEP reported no operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of its consolidated retained earnings in the previous fiscal year (Rule 53(b)(3)).

         AEP undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

                      (iii) RISK ANALYSIS.

                      AEP's investments in EWGs and FUCOs involve a variety of
                 risks that are not necessarily present in the traditional, regulated, electric utility industry. AEP has established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks. The following discussion summarizes the standard procedures in place before AEP would issue securities to invest in an EWG or FUCO and is neither directly nor indirectly applicable to AEP's request to redesignate the Restructured Generation Assets which it already owns.

                 THE PROJECT REVIEW PROCESS.

                 Every potential project investment opportunity developed by AEP is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of AEP's strategic plans which survey independent power opportunities domestically and throughout the world and provide a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where AEP intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. This careful planning and budgeting process helps to mitigate an important risk: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

                 Before AEP makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is presented first to the executive management group, then to the Finance Committee of the board of directors, and finally to AEP's board of directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities, the local business support for long-term investment of private capital, the economic viability of the project, the technology and fuel supply, the environmental impact, the currency conversion and repatriation and the potential for future partial sales of the investment interest to other investors. The board of directors of AEP must approve investments in any foreign country.

                 Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. Project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of AEP with functional oversight over the relevant risk factor subject matter.

                 Finally, every project is subjected to increasing levels of management review. Depending on the amount of AEP's projected financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group, the Finance Committee of the board of directors and the board of directors of AEP.

                 Significantly, the final project review process, in most cases, is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are frequently long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies.

                 RISK MITIGATION OF EWGS AND FUCOS.

                 AEP carefully evaluates the potential risks of an independent power project or foreign utility system before its funds are committed.

         o OPERATING RISKS. AEP has focused its project development efforts on projects using fuel technologies with which the AEP system has existing competencies in generation, transmission and distribution. Due diligence of operating assumptions is carried out by AEP engineers with experience in the technology being evaluated and by outside technical consultants. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. If AEP or one of its affiliates is responsible for the operations of a project, the operating risk will be further reduced.

         o CONSTRUCTION RISKS. Construction risks are commonly addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and 'track record' of the construction contractor is a very important consideration in this regard. In those cases where AEP or its respective affiliate serves as its own general construction contractor, it looks to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

         o COMMERCIAL RISKS. Many independent power projects rely on the 'off-take' commitment of a single power purchaser to eliminate all or most of the risk of variation in revenues. In such cases, AEP makes an assessment of the creditworthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.

             In competitive power markets, long-term off-take contracts are not always available and electricity prices may be determined by supply and demand. AEP conducts extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. AEP seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.

         o FINANCIAL RISKS. AEP addresses the financial risks of its projects in a variety of ways. First and foremost, AEP seeks to secure the maximum amount of permanent debt financing for such projects that is available at reasonable cost and that is, by its express terms, non-recourse to AEP. This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from AEP. This method of financing ensures that AEP's exposure to any independent power project is limited to the amount of its equity commitment and that AEP's utility operating companies and their customers bear no risk of a project's failure or financial distress. From time to time, AEP may agree to provide guarantees in connection with EWG and FUCO financings, but these financial supports will be carefully monitored and treated as a part of AEP's equity commitment for regulatory reporting purposes.

             In addition to the non-recourse nature of most project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is often designed to be of a similar term, with scheduled debt payments covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing should be smaller, so that financial risk is not increased by excessive debt levels. Thus, while AEP' projects with long-term off-take contracts may have debt capitalization levels in the 70% to 80% range, AEP' other projects are anticipated to be leveraged at levels similar to those of United States regulated utilities, in the 50% to 60% range.

             Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, AEP is also exposed to interest rate variability. This risk can be (and will be, upon approval of the Treasurer of AEP, as described in the next sentence) mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The Treasurer and the financial staff of AEP are responsible for reviewing, analyzing and comparing the costs of such financial instruments and the perceived interest rate risk, for approving the purchase of such financial instruments when the cost of the perceived risk exceeds the costs associated with the financial instrument and for monitoring the use of these instruments to ensure they are used properly.

         o FOREIGN CURRENCY EXCHANGE RISK. There are several ways in which AEP may address the foreign currency exchange risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project may be payable in or indexed to hard currency (almost invariably U.S. dollars). Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.

             In other cases, the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.

         o LEGAL RISKS. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

             In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, AEP evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and including AEP's board of directors before any investment occurs. The country analysis also focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.

             At the outset of development work in a foreign country, AEP seeks local partners who are experienced in doing business in the host country. Local partners are a very important element in reducing the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability.

             Most political risk can be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even 'creeping' nationalization brought about by punitive regulation. AEP analyzes the perceived risk and its costs and compares that with the cost of obtaining such insurance.

                      (iv) IMPACT OF INVESTMENTS IN EWGS AND FUCOS ON UTILITY
                 SUBSIDIARIES.

                      AEP's request in this Application/ Declaration to
                 authorize the existing and proposed investments in EWGs and FUCOs will not have an "adverse impact" on its utility subsidiaries, its customers, or on the ability of the state commissions to protect such utility subsidiaries or such customers.

                      This conclusion is supported by (i) the insulation of
                 AEP's utility subsidiaries and their customers from potential direct adverse effects of AEP's investments in EWGs and FUCOs;
                 (ii) the effects of utility regulation restructuring in Texas and Ohio, including certain retail rate caps and rate freeze imposed and the opening of the energy supply business to retail customer choice; (iii) AEP's current financial health and (iv) the proven effectiveness of state commission oversight over AEP's utility subsidiaries.

                      (v) INSULATION FROM RISK.

                      All of AEP's investments in EWGs and FUCOs are, and in the future will remain, segregated from its utility subsidiaries. Any losses that may be incurred by such utility subsidiaries would have no effect on the rates of AEP even after the rate caps and rate freezes now in effect expire. AEP represents that it will not seek recovery through higher rates from the customers of AEP's utility subsidiaries in order to compensate AEP for any possible losses that it or any subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

                      Moreover, to the extent that there may be indirect impacts on AEP's utility subsidiaries from its EWG and FUCO investments through effects on its capital costs, the state commissions have broad discretion to set the cost of capital for the utility subject to their jurisdiction by a variety of accepted means and are free to exclude any adverse impacts due to EWGs and FUCOs. Therefore, the state commissions have the authority and the mechanisms to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to utility customers.

                      AEP will comply with the requirements of Rule 53(a)(3)
                 regarding the limitation on the use of employees of its utility subsidiaries in connection with providing services to EWGs and FUCOs. No utility subsidiary will increase staffing levels to support the operations of any EWG or FUCO. Development of new EWG or FUCO projects will be conducted through Enterprises or one or more of its subsidiaries.

                      Finally, AEP will comply with the other conditions of Rule
                 53(a) providing specific protections to customers of its utility subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

                      (vi) FINANCIAL HEALTH OF AEP UTILITY SUBSIDIARIES.

                      AEP utility subsidiaries are financially strong companies
                 with stable earnings and cash flows. As noted above, the rated utility subsidiaries have sound investment grade ratings by the major nationally recognized rating agencies.

                 AEP's current and proposed investments in EWGs and FUCOs will not have any negative impact on the ability of its utility subsidiaries to fund operations and growth. None of AEP's utility subsidiaries anticipate any further major asset sales or any significant additional securitization apart from that discussed in this File. Moreover, there is ongoing evidence that AEP's utility subsidiaries can access capital markets as needed, although their ability to issue debt and preferred equity securities in the future depends upon earnings coverages and market factors at the time such securities are issued.

                      (vii) ADEQUACY OF STATE COMMISSION OVERSIGHT.

                      In the opinion of AEP, the eleven state commissions of
                 Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia having jurisdiction over the Operating Companies are able to protect utility customers within their respective states. The state commissions have not raised objections to AEP's current investments in EWGs and FUCOs.(22) To provide the Commission with added assurances, AEP will meet with each of the state commissions having jurisdiction over the Operating Companies and request each to provide the Commission with a letter or order certifying that such state commission has jurisdiction over certain Operating Companies and that such state commission will protect ratepayers from any adverse effect or costs that might result from AEP's investments in EWGs and FUCOs.

                      Rule 54 provides that the Commission, in determining
                 whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. AEP is subject to ongoing reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which AEP will require authorization.

             4.  ENTERPRISES HOLDING COMPANIES AUTHORITY


----------
(22) Section 33(c)(2) provides that the state commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall 'reasonably and fully consider' such recommendations.

             The finance authority requested in the following categories is necessary until such time that each Enterprises Subsidiary obtains EWG status. AEP is currently seeking the requisite state consent for EWG status for each. Once EWG status is obtained for each Enterprises Subsidiary (such that the Enterprises Holding Companies would no longer hold any interest in any utility subsidiary), the finance authority sought below will no longer be necessary, as all such activity will be exempt.

                 (a) Financing Authority

                 Authority is sought for each Enterprises Holding Company to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2., above, in an aggregate principal amount not to exceed $5.0 billion, other than the refunding of outstanding securities, which would not be limited.

                 (b) Guarantee Authority

                 Authority is sought for each Enterprises Holding Company to issue guarantees and extend credit support to any Enterprises Subsidiary, Finance Subsidiary, as defined below, owned by it, any other Enterprises Holding Company, any direct or indirect subsidiary of any Enterprises Holding Company, or any non-affiliate subject to and in accordance with the parameters set forth in Item E.3.(a), above, in an aggregate amount not to exceed $10.0 billion, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45 and Rule 52, provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

                 (c) Hedging Transaction Authority

                 Authority is sought for each Enterprises Holding Company to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2., above.

                 (d) Intra-system Advances

                 Authority is sought for each Enterprises Holding Company to acquire the debt or other securities of any

         Enterprises Subsidiary or other Enterprises Holding Company for the purpose of lending to such Enterprises Subsidiary or other Enterprises Holding Company. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

             5.  ENTERPRISES SUBSIDIARIES AUTHORITY

             The finance authority requested in the following categories is necessary until such time that each Enterprises Subsidiary obtains EWG status. AEP is currently seeking the requisite state consent for EWG status for each. Once EWG status is obtained, the finance authority sought below will no longer be necessary, as all such activity will be exempt.

                 (a) Financing Authority

                 Authority is sought for each Enterprises Subsidiary, to the extent not exempt under Rule 52, to engage in financings(23) and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2., above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

                 CPL PGC, CPL PGC LP, CPL PGC LLC................  1,000,000,000
                 CSP PGC.........................................    500,000,000
                 OPCo PGC........................................  1,000,000,000
                 WTU PGC, WTU PGC LP, WTU PGC LLC................    250,000,000

                 (b) Guarantee Authority

                 Authority is sought for each Enterprises Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below), to any other Enterprises Subsidiary or any non-affiliate subject to and in accordance with the parameters set forth in Item E.3.(a), above, in amounts not to exceed the amounts set forth in Item E.5.(a), above, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45 and Rule 52, provided however, that the amount of guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).


----------
(23) CPL PGC or an Enterprises Holding Company is expected to assume the obligations on certain pollution control loan obligations of CPL issued in connection with facilities located at the generating stations to be transferred to CPL PGC from CPL. WTU PGC or an Enterprises Holding Company is expected to assume the obligations on certain pollution control loan obligations of WTU issued in connection with facilities located at the generating stations to be transferred to WTU PGC from WTU.

                 (c) Hedging Transaction Authority

                 Authority is sought for each Enterprises Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2., above.

             (6) REG HOLDCO AUTHORITY

                 (a) Financing Authority

                 Authority is sought for Reg Holdco to engage in financings and to issue securities to non-affiliated and affiliated entities subject to and in accordance with the parameters set forth in Item E.2., above, in an aggregate principal amount not to exceed $10.0 billion, other than the refunding of outstanding securities, which would not be limited.

                 (b) Guarantee Authority

                 Authority is sought for Reg Holdco to issue guarantees and extend credit support to any Regulated Subsidiary, any Finance Subsidiary, as defined below, owned by it or any non-affiliate subject to and in accordance with the parameters set forth in Item E.3.(a), above, in an aggregate amount not to exceed $10.0 billion.

                 (c) Hedging Transaction Authority

                 Authority is sought for Reg Holdco to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2., above.

                 (d) Money Pool Authority

                 AEP currently administers the AEP Money Pool as authorized by AMERICAN ELECTRIC POWER COMPANY, INC. ET AL., HCAR No. 27186 (June 14,
         2000) subject to the general authority set forth therein and CENTRAL AND SOUTH WEST CORP., HCAR No. 26697 (March 28, 1997) and CENTRAL AND SOUTH WEST CORP., HCAR No. 26854 (April 3, 1998) and any subsequent orders which may be issued relating to the AEP Money Pool (collectively, the "Money Pool Orders"). Authority is sought for Reg Holdco to (1) participate in the AEP Money Pool subject to and as set forth in the Money Pool Orders provided that Reg Holdco will be permitted to borrow only from AEP and to lend only to the public utility participants in the AEP Money Pool owned by Reg Holdco and (2) issue short-term debt up to $3 billion (by participating in the Money Pool or other than by participation in the Money Pool), in accordance with the parameters set forth in Item E.2. above and to the extent not exempt under Rule 52 (which amount shall be included in the limits set forth in Item E.6.(a), above):

                 (e) Intra-system Advances

                 To the extent not exempt under Rule 52, authority is sought for Reg Holdco to acquire the debt or other securities of any affiliated public utility company whose common equity is owned, directly or indirectly, entirely by Reg Holdco for the purpose of lending to such affiliate. All such intra-company conduit financing transactions shall comply with the "at cost" requirements of Rules 45 and 52.

             7. REGULATED SUBSIDIARIES AUTHORITY

                 (a) Financing Authority

                 Under current law, the states of Indiana, Virginia, Tennessee, Ohio, Oklahoma and Kentucky approve the issuance of long-term unsecured securities by public utility companies. Therefore, Rule 52(a) provides an exemption from this Commission for the issuances of long term debt securities by the relevant public utility companies. Authority is sought for each Regulated Subsidiary, to the extent not exempt under Rule 52, to engage in financings and to issue securities to non-affiliated and any affiliated entity owning all of the common equity of such Regulated Subsidiary subject to and in accordance with the parameters set forth in Item E.2., above, up to the following principal amounts, other than the refunding of outstanding securities, which would not be limited:

                  CPL EDC........................................  1,000,000,000
                  SWEPCO EDC.....................................    500,000,000
                  SWEPCO Transco.................................    500,000,000
                  WTU EDC........................................    500,000,000

                 (b) Guarantee Authority

                 Authority is sought for each Regulated Subsidiary to issue guarantees and extend credit support to any subsidiary owned by it (including any Finance Subsidiary, as defined below) or any non-affiliate subject to and in accordance with the parameters set forth in Item E.3.(a), above, in amounts not to exceed the amounts set forth in Item E.7.(a), above.

                 (c) Money Pool Authority

                 Authority is sought for each Regulated Subsidiary to participate in the AEP Money Pool subject to and as set forth in the Money Pool Orders and (by participating in the Money Pool, or, in the event the Money Pool is terminated, other than by participation in the Money Pool) to be permitted to issue, in accordance with the parameters set forth in Item E.2., above, to the extent not exempt under Rule 52, short-term debt up to the amounts set forth below (which amounts shall be included in the limits set forth in Item E.7.(a), above):

                 CPL EDC..........................................  200,000,000
                 CSP EDC..........................................  175,000,000
                 OPCo EDC.........................................  250,000,000
                 SWEPCO EDC.......................................  100,000,000
                 SWEPCO Transco...................................  100,000,000
                 WTU EDC..........................................   75,000,000

                 (d) Hedging Transaction Authority

                 Authority is sought for each Regulated Subsidiary to enter into any hedging transaction subject to and in accordance with the parameters set forth in Item E.2., above.

             8. FINANCE SUBSIDIARY AUTHORITY

             Authority is sought for any Finance Applicant to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting any financing as described herein. Authority is further sought for any Financing Subsidiary to effect any such transaction for which any Finance Applicant has received authority herein to effect per this Section E.

         F.  AEP'S NON-UTILITY HOLDINGS

         In the interest of tax savings, financing efficiencies, aligning corporate ownership structures together and/or for administrative, cost tracking or other reasons, Applicants propose to restructure AEP's non-utility holdings (including utility holdings that are no longer subject to state regulation) from time to time (either to or within the Enterprises ownership chain) as may be necessary or appropriate in the furtherance of its authorized non-utility activities. The restructuring could involve the creation, capitalization and acquisition of a subsidiary to hold the non-utility interest, the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the AEP system's existing or future authorized non-utility businesses. The restructuring could also involve the transfer of authority among AEP subsidiaries as well as the transfer of existing subsidiaries, or portions of existing businesses, among AEP associates and/or the reincorporation of existing subsidiaries in a different state. This would enable the AEP system to consolidate similar businesses and to participate effectively in authorized non-utility activities, without the need to apply for or receive additional Commission approval.(24)

         These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which AEP, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the AEP system is authorized, whether by statute, rule, regulation or order, to engage in those businesses. AEP does not seek authorization to acquire an interest in any non-associate Company as part of the authority requested in this Application and states that the reorganization will not result in the entry by the AEP system into a new, unauthorized line of business.

         G. REQUEST FOR AUTHORITY TO PAY DIVIDENDS OUT OF CAPITAL OR UNEARNED SURPLUS BY THE UTILITY SUBSIDIARIES

         As more fully explained below, the Operating Companies and Reg Holdco request authority to pay dividends from paid-in capital in the amounts projected in Exhibit B-2 for the purpose of placing the PGCs under the Enterprises Holding Companies and the EDCs under Reg Holdco pursuant to the Transaction.


----------
(24) PowerGen plc, HCAR No. 27291 (Dec. 6, 2000); Columbia Energy Group, HCAR No. 27099 (Nov. 5, 1999).

Following the Transaction, through June 30, 2004, each Utility Subsidiary and Reg Holdco requests authority to pay dividends in an aggregate amount up to but not exceeding the retained earnings of the respective Operating Company associated with such Utility Subsidiary (or, in the case of Reg Holdco, of Reg Holdco) immediately preceding the Transaction.

         By way of example, as of December 31, 2001, CSP had retained earnings of approximately $176 million (see Exhibit B-2). Pursuant to the Transactions described herein, CSP will form, capitalize and transfer its transmission and distribution assets and liabilities to CSP EDC (after which CSP will be CSP
PGC). Because no retained earnings can be transferred to CSP EDC and because the retained earnings of CSP PGC will be eliminated when it dividends CSP EDC to AEP, neither CSP EDC nor CSP PGC will have any retained earnings as a result of the Transactions (see Exhibit B-2). Accordingly, granting the authority requested herein would permit CSP EDC and CSP PGC to dividend an amount (when added to amounts already dividended by either ) equal to $176 million through June 30, 2004, assuming the Transactions had occurred on December 31, 2001, which amount would be increased by any retained earnings of either (such increases applying only to the company earning them).

         Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).(25) In determining whether to permit a registered holding company to pay dividends out of capital surplus, as discussed in the 1991 case involving Eastern Utilities Associates, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization;
(ii) the company's prior earnings; (iii) the company's current earnings in relation to the proposed dividend; and (iv) the company's projected cash position after payment of a dividend. In recent cases, the Commission has determined that holding company systems may continue to pay dividends although retained earnings have been reduced or eliminated because of write-offs associated with State utility regulation restructuring legislation or because of application of generally accepted accounting principles to a merger involving two previously unaffiliated companies.


----------
(25) Compare Section 305(a) of the Federal Power Act.

         For extraordinary reasons related to the adoption of utility restructuring legislation in Texas and Ohio, the Operating Companies and Reg Holdco will each be declaring and distributing significant portions of their respective assets (the equity interest each Operating Company owns in the Subsidiaries created by each, and the equity interest in the Texas PGCs owned by Reg Holdco) to their respective immediate parents as more fully described in
Item 1.D.1.(e). The following, each contemplated by the Transaction as set forth herein, result in separate but related entries on the equity account of each entity involved: (i) the direct or indirect contribution by AEP of additional paid-in capital to the Operating Companies in amounts such that: (y) assuming the elimination of retained earnings, sufficient paid-in capital is available to effect the dividend, and, (z) following the distribution of the newly capitalized Subsidiaries, the equity portion of Consolidated Capitalization of each entity declaring a dividend is no less than 30%, and (ii) the distribution by the Operating Companies (and, with respect to the Texas PGCs, by Reg Holdco) of the common stock or limited liability interests of the newly capitalized Subsidiaries to their ultimate parent, AEP. Subsequent contributions of common stock or limited liability interests of the newly capitalized Subsidiaries or common stock of applicable Operating Companies and Vertically-Integrated Companies (each as more fully described in Item 1.D.1.(e)) in order to achieve the corporate structure set forth in Exhibit B-1 are not expected to impact the equity account of any entity involved.

         The distribution of the common stock or limited liability interest of each Subsidiary will result in a debit in the equity account of each entity declaring the dividend in an amount equal to the value of the common stock or limited liability interest of the applicable Subsidiary, I.E., the value of the utility assets and liabilities contributed to such Subsidiary. Generally speaking, there are three components to the equity account of a corporation: stated capital (common stock), paid-in capital and retained earnings. Under general corporate principles, no dividend may exceed the aggregate amount of paid-in capital and retained earnings.

         There are two constraints on the distribution by the Operating Companies (and, with respect to the Texas PGCs, by Reg Holdco) of the common stock or limited liability interest of their respective newly capitalized
Subsidiaries: (i) unless expressly approved by the Commission, the amount of any dividend may not exceed the amount of retained earnings of the entity declaring the dividend, and, (ii) consistent with Commission policy, following the dividend, the equity portion of each entity declaring a dividend may not be less than 30%. Currently, in all but one Operating Company and Reg Holdco the amount of the dividend, I.E., the value of the common stock or limited liability interest of the applicable Subsidiary, is greater than the retained earnings of the entity declaring the dividend. Accordingly, in order to effect the Transaction, each such Operating Company requests authority to pay dividends out of paid-in capital in an amount necessary to make the distributions set forth in Item 1.D.1.(e) pursuant to the Transaction. Exhibit B-2 sets forth projections of the amounts of paid-in capital, if any, that will be necessary, following the elimination of retained earnings, in order to make the contemplated dividends.

         As noted, except in one Operating Company and Reg Holdco, the distribution of the Subsidiaries to AEP will (i) eliminate the retained earnings component of the equity account of each Operating Company, and (ii) reduce, in varying degrees, or eliminate the paid-in capital component of the equity account of each Operating Company. Such reductions in the equity account of each entity declaring a dividend might otherwise cause the equity portion of the Consolidated Capitalization of the entity declaring the dividend to fall below 30%. Therefore, in order to effect the dividend out of paid-in capital and maintain a 30% equity ratio, AEP, directly or indirectly, will contribute sufficient capital into each entity declaring a dividend prior to such dividend in the amount needed to increase the paid-in capital component of the equity account to a level where the equity portion of the Consolidated Capitalization of each entity declaring a dividend will be no less than 30%. Exhibit B-2 sets forth the projected accounting impact of the dividends and the projected amount of additional paid-in capital needed to preserve the 30% equity ratio of each entity declaring a dividend. AEP uses the equity method of accounting; the retained earnings and equity account of AEP will not be impacted by these dividends or by any of the subsequent contributions of common stock or limited liability interests of the newly capitalized Subsidiaries or common stock of applicable Operating Companies and Vertically-Integrated Companies contemplated by the Transaction.

         In addition to the foregoing dividends, Reg Holdco will borrow, directly or indirectly, an amount projected to be approximately $1.4 billion and authority is sought for Reg

Holdco to dividend the cash proceeds, from paid-in capital, to AEP. AEP will contribute the cash proceeds of such dividend to each of CSP and OPCo to permit them to pay down existing indebtedness as contemplated by the Transaction. CSP EDC will borrow an amount projected to be approximately $600 million from Reg Holdco and authority is sought for CSP EDC to dividend the cash proceeds of such borrowing, from paid-in capital, to Reg Holdco. OPCo EDC will also borrow an amount projected to be approximately $800 million from Reg Holdco and authority is sought for OPCo EDC to dividend the cash proceeds of such borrowing, from paid in capital to Reg Holdco. Such borrowings, dividends, contributions and retirements of indebtedness are necessary to achieve the appropriate capitalization and equity ratio for each entity involved. See Exhibit B-2.

         Through a series of internal transactions which will be recorded on the books of the AEP affiliates involved as corresponding dividends and contributions of capital, CPL and WTU will transfer certain of their pollution control bonds to Wholesale Holdco via Reg Holdco, AEP and Enterprises. Such transfers are necessary to prevent pollution control bonds remaining on the books of CPL and WTU following the transfer by each of their respective generation assets and related liabilities to CPL PGC and WTU PGC, respectively. Moreover, indebtedness cannot be transferred to CPL PGC and WTU PGC without incurring substantial tax liability when those entities are dividended to Reg Holdco and AEP and contributed to Domestic Holdco. Authority is requested to make the necessary dividends from paid-in capital to transfer such pollution control bonds from CPL and WTU to Wholesale Holdco as set forth in Exhibit B-2.

         As noted earlier, such distributions will also result, on a pro forma basis, in unusual reductions in, and/or elimination of, the retained earnings of the Operating Companies, Wholesale Holdco and Reg Holdco, which may make it difficult in some cases for each to continue to pay dividends at historical levels without such dividends being paid from paid-in capital. Enterprises, Domestic Holdco and each of the newly created Subsidiaries will inherit utility assets which have historically contributed to the retained earnings of their respective Operating Company parent but cannot, under generally accepted accounting principles, inherit any of such retained earnings conceptually associated with those assets. This incongruity may make it difficult in some cases for Enterprises, Domestic Holdco and the Subsidiaries to pay dividends at any appreciable levels without such dividends being paid from paid-in capital.

         Accordingly, until June 30, 2004 each Utility Subsidiary, Enterprise Holding Company and Reg Holdco requests authority to pay dividends out of paid-in capital up to an amount not to exceed the aggregate retained earnings (immediately prior to the Transaction) of the Operating Companies and Reg Holdco. The effect of this limit shall be to preserve for a short interval the historical retained earnings of each Operating Company or Reg Holdco, as applicable, to permit its respective post-Transaction successors to pay dividends without increasing the amount of dividends any could have paid, but for the Transaction. Until June 30, 2004 each Utility Subsidiary and Reg Holdco shall pay dividends out of paid-in capital only if its common equity is at least 30% of its Consolidated Capitalization (calculated in the same manner set forth in Item 1.E.2.(e)).

         H.  OTHER REGULATORY APPROVALS

         The goals of the proposed restructuring are to comply with the requirements of Texas and Ohio while maintaining the benefits of integrated operations for system consumers and, in particular, continuing to provide customers with a reliable power supply. To that end, all of AEP's energy regulators will be involved in some aspect of the restructuring.

         The Transaction will require approvals from the Federal Energy Regulatory Commission ("FERC") under Sections 203 and 205 of the Federal Power Act in connection with the transfer of assets and the restructuring of FERC-approved Operating and Interconnection agreements (to remove companies in deregulated states). Applications were filed with the FERC on February 8, 2002 and copies are attached hereto as Exhibit D-7. The Transaction will also require approval by the Nuclear Regulatory Commission to move STP from CPL and CSW to CPL PGC and Domestic Holdco, the application for which is attached hereto as Exhibit D-9. No further state approval is necessary to complete the Transaction.

         AEP is seeking orders from each of its state regulators, pursuant to
Section 32(c) of the 1935 Act, to establish EWG status for all Enterprises Subsidiaries, which will likely occur following the Transaction. EWG status is needed to enable AEP to divest certain generation by July, 2002, in fulfillment of its merger commitments. AEP will seek FERC certification once the state orders have been received. Following the Transaction, the approval of the Nuclear Regulatory Commission (to move

Indiana Michigan Power Company, which owns a nuclear generating facility), and the state utility commissions of Kentucky, Tennessee, Virginia and West Virginia, will be required to contribute the stock of the relevant Vertically-Integrated Companies, as applicable, to Reg Holdco.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         Estimated fees and expenses expected to be incurred by Applicants in connection with the Transaction will be filed by amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

SECTIONS OF THE 1935 ACT          TRANSACTIONS TO WHICH SECTION OR RULE
                                  MAY BE APPLICABLE:

9, 10 and 11 and rules            Creation of Enterprises, Wholesale Holdco and
thereunder                        Domestic Holdco

11(b)(2) and rules thereunder     Declaration that Enterprises, Wholesale
                                  Holdco, Domestic Holdco and Reg Holdco are not subsidiary companies or holding companies solely with respect to the
                                  "great-grandfather" provisions of Section
                                  11(b)(2)

9, 10 and 12 and rules            Transfers of utility assets and securities of
thereunder                        public utility subsidiaries

13 and rules thereunder           Approval of services to be provided by AEPSC
                                  to the direct and indirect subsidiaries formed herein; approval of the performance of certain services between AEP system companies

6, 7, 9, 10 and 12 and rules      Transfers of utility assets and securities of
thereunder                        public utility subsidiaries

6 and 7 and rules thereunder      Issuance of securities

12 and rules thereunder           Dividends out of paid-in capital

         The relevant standards for Commission review of this Application under Sections 6, 7, 9, 10, 11, 12 and 13 of the 1935 Act, and Rules 43(a), 44, 45,
46, 54, 90 and 91 thereunder.

         A.  SECTIONS 9 & 10

         Section 9(a)(1) provides that unless the Commission under Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

         If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

             (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

             (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

             (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

         The Transaction, for the reasons set forth below, satisfy the standards of Section 10 of the 1935 Act.

             1.  THE TRANSACTION COMPLIES WITH STATE LAW

             The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, each Operating Company has structured the

Transaction in response to state law and legislative mandate. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

             The Transaction is reasonably incidental, economically necessary and appropriate to the operations of each Operating Company and the AEP system. Specifically, the Transaction will (a) allow AEP to continue to serve the needs of its regulated customers while positioning the AEP system for competition in the deregulated generation market; (b) segregate the transmission and distribution assets into rate-regulated subsidiaries; (c) allow each deregulated Operating Company to manage and operate its respective generating assets with due regard to market considerations; and (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

             2.  THE CAPITAL STRUCTURE IS NOT UNDULY COMPLICATED

             AEP seeks approval to form one first tier holding company, Enterprises, to hold the interests in Wholesale Holdco; a second tier holding company, Wholesale Holdco, to hold the interests in Domestic Holdco and a third tier holding company, Domestic Holdco, to hold the PGCs. Each holding company is necessary to achieve a simple corporate structure while minimizing the Federal and State income tax impact of combining the unregulated businesses of AEP. Alternative structures were considered but each had serious disadvantages including potential tax liabilities.

             Alternative structures which would minimize tax liability were much less desirable from a business organization viewpoint and involved much more complicated corporate structures. With respect to Reg Holdco, AEP wishes to emphasize the separation of its "wires" business -- the transmission and distribution functions of the EDCs - from its non-State regulated utilities -- the PGCs -- and non-utility -- Enterprises -- businesses. Providing a corporate organization that clearly and fully separates the distribution business from other businesses will better insulate the distribution business, which will continue to be regulated, from unregulated business. Providing a separate management structure for the distribution business will provide for management focus on that business enabling better integration and efficient development of that business.

             The Commission has recognized in recent cases that there are organizational, regulatory and tax benefits to the creation of intermediate holding companies that should be considered. The harms that the 1935 Act envisioned would be prevented by the reduction or elimination of intermediate holding companies are unlikely to occur given modern financial reporting and affiliate transaction requirements. AEP's proposal will not result in harmful pyramiding of holding company groups. There is no risk of unfair or inequitable distribution of voting power from the proposal. No proposed holding company will issue any voting securities to anyone other than AEP or a directly or indirectly wholly owned subsidiary of AEP. Consequently, the Commission should approve the formation of such entities, "look through" the intermediate holding companies or treat them as a single company for purposes of analysis under Section 11(b)(2) of the 1935 Act.(26)

             Enterprises and Reg Holdco will be wholly-owned, directly by AEP. Other than to enhance the full integration of the regulated utilities, Reg Holdco will not affect the operation of CPL EDC, WTU EDC, SWEPCO, SWEPCO EDC, SWEPCO Transco, CSP EDC or OPCo EDC. Likewise, Enterprises will not affect the operation of CPL PGC, WTU PGC, CSP PGC and OPCo PGC. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure or inequitable distribution of voting power to the detriment of the public interest or the interest of consumers. This is not the type of situation that concerned the drafters of the 1935 Act and AEP urges the Commission to exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.

             The Transaction does not unduly complicate the capital structure of the AEP system. The capital structure of the AEP system on a consolidated basis will be essentially unchanged. The Transaction will tend toward the proper functioning of the AEP system in a partly deregulated, partly regulated operating environment. The Transaction results in a more economical and efficient system. The resulting increased efficiency of


----------
(26) Exelon Corporation, HCAR No. 27256 (Oct. 19, 2000) (approving intermediate holding company structure resulting from merger); National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) (intermediate holding companies necessary for cross-border tax considerations); Dominion Resources, HCAR No. 27113 (Dec. 15,
1999) (intermediate holding company "CNG Acquisitions" to hold CNG's utility subsidiaries under alternative form of merger).

operations significantly offsets any perceived added complexity caused by the Transaction.(27) Being done in part because of state mandate and for all of the foregoing reasons, the Transaction satisfies the requirements of, and is entirely consistent with the 1935 Act.

             3.  THE CONSIDERATION IS FAIR AND REASONABLE

             The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, each state public utility commission has approved or will approve the corporate separation plan as it relates to its particular jurisdiction.

         B. SECTION 12 & RULE 46

         Section 12(c) governs the proposed dividends for which authorization has been sought. Section 12(c) provides that:

         It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

         AEP expects that the distribution of entities owning utility assets of this magnitude, in each instance could be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the 1935 Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected.(28) The distributions will be structured as such in order to minimize


----------
(27) SEE Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523, 527 (D.C. Cir. 1989); Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990); Entergy Corp., HCAR No. 25136 (Aug. 27, 1990).

(28) IBID. The Commission, among other things, authorized the dividending of interests to Genco.

the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer of their respective generation or transmission and distribution assets to an affiliate in the AEP system in accordance with the relevant order of each respective state utility commission. The distributions will be the necessary steps in the reorganization of the AEP system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in Texas and Ohio, as described herein. The distributions are not intended to harm the interests of any Operating Company, Subsidiary or, ultimately, AEP. The AEP system will continue to own the assets transferred by such distributions. Subject to any necessary state approvals, the regulated parts of the AEP system that are not subject to deregulation and competition will be owned directly by Reg Holdco. For these reasons, the proposed distributions are entirely consistent with the policies and principles behind
Section 12 of the 1935 Act.

         C.  SECTION 13(B) COMPLIANCE

         Section 13(b) of the 1935 Act provides that:

         It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

         Any transaction between AEPSC and any newly formed affiliates and any related service agreements shall be in compliance with section 13(b) of the 1935 Act and Rules 87, 90 and 91 under the 1935 Act.

         D.  RULE 54 COMPLIANCE

         The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

         AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.970 billion, or about 89.8% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2001 ($3.308 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

         In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration.

The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

         As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of March 31, 2002, AEP's consolidated capitalization consisted of 62.6% debt, 33.1% common and preferred equity (consisting of 331,618,850 shares of common stock representing 32.5% and $156 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.3% and $750 million minority interest in finance subsidiary representing 3.0%.

         Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

         As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

         As of February 8, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A-and OPCo, A-. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCO, A; and WTU, A-.

ITEM 4.  REGULATORY APPROVAL

         The FERC must approve the sale of utility assets and other action contemplated in this Application. The LPSC must approve the business unbundling plan of SWEPCO.

         On July 7, 2000, the PUCT issued an order approving the corporate separation plan of CPL, SWEPCO and WTU (Exhibit D-2.) On September 28, 2000, the PUCO issued an order on each of OPCo and CSP's request to separate its generation assets from its transmission and generation assets. In that order, the PUCO approved the Stipulation Agreement requiring the separation of each of OPCo and CSP's generation assets from its transmission and distribution assets as determined in accordance with accepted PUCO procedures (Exhibit D-4). On September 1, 2000, SWEPCO filed an application before the LPSC seeking approval to transfer its Texas transmission and distribution assets to SWEPCO EDC (Exhibit D-5).

ITEM 5.  PROCEDURE

         It is requested that the Commission's order granting this Application or Declaration be issued on or before __________, 2002. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a)  Exhibits:

              B-1   Form of Proposed AEP Structure (previously filed on Form SE)

              B-2 Corporate Separation Transaction Steps with a request for confidential treatment

              C Cash flow analysis and capitalization forecast with a request for confidential treatment

              D-1   PUCT Application (previously filed)

              D-2   PUCT Order (previously filed)

              D-3   PUCO Application (previously filed)

              D-4   PUCO Order (previously filed)

              D-5   LPSC Application (previously filed)

              D-6   LPSC Order (to be filed by amendment)

              D-7   FERC Application (previously filed)

              D-7-1 Cover letter for FERC 205 filing

              D-8   FERC Order (to be filed by amendment)

              D-9   NRC Application

              D-10  NRC Order (to be filed by amendment)

              F     Opinion of Counsel (to be filed by amendment)

         (b)  Financial statements:

         Consolidated balance sheets as of March 31, 2002 and consolidated statements of income for the period ended March 31, 2002 of AEP, CPL, CSP, OPCo, SWEPCO and WTU. (Incorporated by reference from AEP's Form 10-Q for the quarter ended March 31, 2002, File No. 1-3525.)


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

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business and the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                     AMERICAN ELECTRIC POWER COMPANY, INC.
                                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     CENTRAL AND SOUTH WEST CORPORATION
                                     CENTRAL POWER AND LIGHT COMPANY
                                     COLUMBUS SOUTHERN POWER COMPANY
                                     OHIO POWER COMPANY
                                     SOUTHWESTERN ELECTRIC POWER COMPANY
                                     WEST TEXAS UTILITIES COMPANY

                                     /s/ A. A. Pena
                                     -------------------------------------------
                                     Treasurer

Dated:  June 17, 2002


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